

Ark Restaurants Corp.

2012 ANNUAL REPORT

The Company

We are a New York corporation formed in 1983. As of the fiscal year ended September 29, 2012, we owned and/or operated 21 restaurants and bars, 22 fast food concepts and catering operations through our subsidiaries. Initially our facilities were located only in New York City. As of the fiscal year ended September 29, 2012, seven of our restaurant and bar facilities are located in New York City, three are located in Washington, D.C., seven are located in Las Vegas, Nevada, two are located in Atlantic City, New Jersey, one is located at the Foxwoods Resort Casino in Ledyard, Connecticut and one is located in the Faneuil Hall Marketplace in Boston, Massachusetts.

In addition to the shift from a Manhattan-based operation to a multi-city operation, the nature of the facilities operated by us has shifted from smaller, neighborhood restaurants to larger, destination properties intended to benefit from high patron traffic attributable to the uniqueness of the location. Most of our properties which have been opened in recent years are of the latter description. As of the fiscal year ended September 29, 2012, these include the operations at the 12 fast food facilities in Tampa, Florida and Hollywood, Florida, respectively (2004); the Gallagher's Steakhouse and Gallagher's Burger Bar in the Resorts Atlantic City Hotel and Casino in Atlantic City, New Jersey (2005); The Grill at Two Trees at the Foxwoods Resort Casino in Ledyard, Connecticut (2006); Durgin Park Restaurant and the Black Horse Tavern in the Faneuil Hall Marketplace in Boston, Massachusetts (2007); Yolos at the Planet Hollywood Resort and Casino in Las Vegas, Nevada (2007); Robert at the Museum of Arts & Design at Columbus Circle in Manhattan (2010); and Clyde Frazier's Wine and Dine in Manhattan (2012)

The names and themes of each of our restaurants are different except for our two Sequoia restaurants and two Gallagher's Steakhouse restaurants. The menus in our restaurants are extensive, offering a wide variety of high-quality foods at generally moderate prices. The atmosphere at many of the restaurants is lively and extremely casual. Most of the restaurants have separate bar areas, are open seven days a week and most serve lunch as well as dinner. A majority of our net sales are derived from dinner as opposed to lunch service

While decor differs from restaurant to restaurant, interiors are marked by distinctive architectural and design elements which often incorporate dramatic interior open spaces and extensive glass exteriors. The wall treatments, lighting and decorations are typically vivid, unusual and, in some cases, highly theatrical.

We will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended September 29, 2012, including financial statements, exhibits and schedules thereto, to each of our shareholders of record on February 11, 2013 and each beneficial holder on that date, upon receipt of a written request therefore mailed to our offices, 85 Fifth Avenue, New York, NY 10003 Attention: Treasurer.

February 20, 2013

Dear Shareholders:

We had a better result this year after several years of mediocre performance in a still struggling economy. Our initiative during the year to offset higher cost of goods with slight price increases and a 5% reduction of protein in our recipes proved prudent. This, in combination with higher sales throughout the Company, allowed us to achieve an improved gross profit. Higher sales obviously lowered the percentage that non variable operating expenses and fixed occupancy costs take up in our income statement as well. This produced substantially higher efficiency and Adjusted EBITDA of $13,381,000 compared to $9,515,000 in the prior fiscal year.

We had two events in fiscal 2012 that were impactful and significantly reduced EBITDA. Early in the year we reserved $500,000 for the severance pay related to the retirement of Robert Towers who had been an executive with the Company for some thirty years. In March, we opened Clyde Frazier's Wine and Dine in partnership with Walt "Clyde" Frazier, the Hall of Fame New York Knick basketball player. We had more than a disappointing start in this venue for the fiscal year and suffered approximately $1,800,000 in operating losses (more on Clyde Frazier's Wine and Dine further down in this letter). My point in focusing on this combined $2.3 million in reductions of Adjusted EBITDA is that without them, it is indicative of the strength of our core business away from these two events.

We always have challenges, but the first quarter of the 2013 fiscal just ended was more interesting than we would have wanted. Hurricane Sandy had a dramatic influence on our first quarter fiscal 2013 with New York City and Atlantic City greatly disrupted. Many of our restaurants were closed for a week or more. Sequoia and Red in New York City were near the end of their lease terms and we determined that it was economically impractical to reopen them. Besides significant lost sales during the quarter, we supported the salaries of many long term employees of the two closed restaurants who were having difficulty finding new jobs. To a lesser degree this is continuing into the second fiscal quarter. Absent from the quarter is the income from The Grill Room which closed during the fiscal 2012 December quarter. Further Clyde Frazier's Wine and Dine had operating losses although it did make a small operating profit in December (at the time of this writing it looks as if Clyde's broke even on cash flow in January). Certainly given these factors and weighing heavily the influence of Hurricane Sandy, the December quarter has been a disappointment. However, we believe we are in a position to improve EBITDA (this is not a prediction). While we are certainly far from a success, we have an improving profile at Clyde's Wine and Dine. We will not lose $1.8 million this year. We expect some insurance proceeds from damage to assets caused by Hurricane Sandy, as well as monies from our business interruption insurance. And significant to future earnings and cash flow, we have acquired some of the partnership interests from the investors in our two Florida properties.

We are taking steps to prepare for changes in health care. This is the most significant event that will weigh on the Company's future EBITDA. Although we offer health insurance to all of our full time employees, there are a significant number who chose not to participate. We believe all retailers and suppliers required to provide health insurance will need to raise prices to absorb additional costs. But there are significant doubts for us to the degree of elasticity available and therefore whether the expense can be fully amortized. Many restaurants with small numbers of employees are not subject to the new laws. While most of our restaurants are in destinations that do not compete with niche restaurants the latter do influence price acceptance. Certainly where we have strong demand we have already made price adjustments in anticipation of the additional expense. But we still have weak demand in Las Vegas and for those locations we are hesitant to be an early adopter of any particular strategy. This is a market where we will wait to see what measures others implement before clarifying what we will do. We are exploring the possibility of a health insurance surcharge on our menus which we believe would be a better alternative to menu price increases. Obviously we could not stand alone in this and the industry would have to also adopt this mechanism for it to be a successful formula.

We are actively seeking to expand but at the same time remain conservative. Cash remains a precious commodity. The $2,125,000 of long term debt on our balance sheet is the result of a note we issued in conjunction with the acquisition of 250,000 shares of Ark at $12.50 per share purchased in Fiscal 2012.

As you may well be aware, on February 6, 2013, the Company received an unsolicited offer to purchase all of its outstanding capital stock for $22 a share in cash from Landry's, Inc. Consistent with its fiduciary duties, and in consultation with Duff & Phelps Corporation as its financial advisors and Fried, Frank, Harris, Shriver & Jacobson LLP as its outside legal advisors, the Board of Directors of the Company is reviewing the Landry's proposal and will respond in due course.

I remain grateful to our talented and hard-working executives, managers, chefs and employees. They do an outstanding job and the good results this past year are their combined achievement.

Sincerely,



Michael Weinstein,
Chairman and Chief Executive Officer

ARK RESTAURANTS CORP.

Corporate Office
Michael Weinstein, Chairman and Chief Executive Officer
Robert Stewart, Chief Financial Officer and Treasurer
Vincent Pascal, Senior Vice President and Chief Operating Officer
Paul Gordon, Senior Vice President-Director of Las Vegas Operations
Walter Rauscher, Vice President-Corporate Sales & Catering
Nancy Alvarez, Controller
Marilyn Guy, Director of Human Resources
Jennifer Sutton, Director of Operations-Washington D.C.
Donna McCarthy, Director of Operations – Atlantic City
Scott Moon, Director of Catering-Washington D.C.
Andrea O'Brien, Director of Tour and Travel
John Oldweiler, Director of Purchasing
Luis Gomes, Director of Purchasing – Las Vegas Operations
Linda Clous, Director of Facilities Management
Evyette Ortiz, Director of Marketing
Veronica Mijelshon, Director of Architecture and Design
Oona Cassidy, Counsel and Secretary
Teresita Mendoza, Controller – Las Vegas Operations
Craig Tribus, Director of Operations – Las Vegas Operations
Welner Villatoro, Director of Maintenance – Las Vegas Operations
Nicole Calix Coy, Director of Human Resources – Las Vegas Operations

Corporate Executive Chef
David Waltuck

Executive Chefs
Damien McEvoy, Las Vegas
Paul Savoy, Executive Sous Chef, Las Vegas Operations

Restaurant General Managers-New York
Ruperto Ramirez, Canyon Road
Dianne Ashe-Giovannone, El Rio Grande
Donna Simms, Bryant Park Grill
Ana Harris, Robert
Jennifer Jordan, Clyde Frazier's Wine and Dine
Bridgeen Rice, Clyde Frazier's Wine and Dine

Restaurant General Managers-Washington D.C.
Bender Gamiao, Thunder Grill & Center Café
Maurizio Reyes, Sequoia

Restaurant General Managers-Las Vegas
Charles Gerbino, Las Vegas Employee Dining Facility
John Hausdorf, Las Vegas Room Service
Geri Ohta, Director of Sales and Catering
Kelly Rosas, America
Mary Massa, Gonzalez y Gonzalez

Restaurant General Managers-Las Vegas (continued)
Craig Tribus, Gallagher's Steakhouse
Ivonne Escobedo, Village Streets
Jeff Stein, Broadway Burger Bar & Grill
Fidencio Chavez, Venetian Food Court
Christopher Waltrip, V-Bar
Staci Green, Yolos Mexican Grill

Restaurant General Manager-Boston
Patricia Reyes, Durgin-Park

Restaurant Chef-Boston
Melicia Phillips, Durgin-Park

Restaurant General Managers-Florida
Darvin Prats, Tampa Food Court

Restaurant General Manager-Foxwoods
Matilda Santana, Manager of Connecticut Operations
Keri House, The Grill at Two Trees

Restaurant Chefs-New York
Fermin Ramirez, El Rio Grande
Ruperto Ramirez, Canyon Road Grill
Gadi Weinreich, Bryant Park Grill
Louisa Fernandez, Robert
Armando Cortes, Clyde Frazier's Wine and Dine

Restaurant Chefs-Washington D.C.
Michael Foo, Thunder Grill & Center Café
Fanor Baldarrama, Sequoia

Restaurant Chefs-Las Vegas
Jerome Lingle, America
Scott Tindel, Gallagher's Steakhouse
Richard Harris, Banquets
Steve Shoun, Las Vegas Employee Dining Facility
Sergio Salazar, Gonzalez y Gonzalez
Justin Vega, Yolos Mexican Grill
Adam Payne, The Sporting House
Bernard Camat, Broadway Burger Bar & Grill

Restaurant Chef-Atlantic City
Sergio Soto, Gallagher's Steakhouse

Restaurant Chefs-Florida
Artemio Espinoza, Hollywood Food Court
Nolberto Vernal, Tampa Food Court

Restaurant Chef-Foxwoods
Rosalio Fuentes, The Grill at Two Trees

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

As of September 29, 2012, the Company owned and operated 21 restaurants and bars, 22 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

Accounting Period

Our fiscal year ends on the Saturday nearest September 30. We report fiscal years under a 52/53-week format. This reporting method is used by many companies in the hospitality industry and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The fiscal years ended September 29, 2012 and October 1, 2011 included 52 weeks.

Reclassifications

Certain reclassifications of prior period balances have been made to conform to the current period presentation. In connection with the planned or actual sale or closure of various restaurants, the operations of these businesses have been presented as discontinued operations in the consolidated financial statements. Accordingly, the Company has reclassified its consolidated statement of income for the prior period presented. These dispositions are discussed below in "Recent Restaurant Dispositions." In addition, the Company made minor reclassifications from common stock to additional paid-in capital that did not impact results of operations, cash flows or earnings per share.

Seasonality

The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

Results of Operations

The Company's operating income of $9,991,000 for the year ended September 29, 2012 increased 73.5% compared to operating income of $5,759,000 for the year ended October 1, 2011. This increase resulted primarily from: (i) significant improvements, due to mild weather conditions and an early spring, in the performance of our properties in the New York and Washington, DC markets (which was also negatively impacted by a flood in the third fiscal quarter of 2011) (ii) improving conditions in our other markets as a result of improved economic conditions, and (iii) improved menu costing, partially offset by pre-opening and operating losses in the amount of approximately $1,800,000 related to our new restaurant in New York City, Clyde Frazier's Wine and Dine, which opened in March 2012 and a charge of $379,000 during the year ended September 29, 2012 to impair the leasehold improvements and equipment of an underperforming restaurant.

The following table summarizes the significant components of the Company's operating results for the years ended September 29, 2012 and October 1, 2011, respectively:

	Year Ended		Variance	
	September 29, 2012	October 1, 2011	$	%
	(in thousands)			
REVENUES:				
Food and beverage sales	$ 136,914	$ 136,113	$ 801	0.6%
Other revenue	1,114	783	331	42.3%
Total revenues	138,028	136,896	1,132	0.8%
COSTS AND EXPENSES:				
Food and beverage cost of sales	35,157	36,742	(1,585)	-4.3%
Payroll expenses	43,406	44,596	(1,190)	-2.7%
Occupancy expenses	17,702	18,562	(860)	-4.6%
Other operating costs and expenses	17,915	17,792	123	0.7%
General and administrative expenses	9,368	9,476	(108)	-1.1%
Impairment loss from write-down of ling-lived assets	379	-	379	N/A
Depreciation and amortization	4,110	3,969	141	3.6%
Total costs and expenses	128,037	131,137	(3,100)	-2.4%
OPERATING INCOME	$ 9,991	$ 5,759	$ 4,232	73.5%

Revenues

During the Company's year ended September 29, 2012, revenues increased 0.6% compared to the year ended October 1, 2011. This slight increase is primarily due to: (i) significant improvements, due to favorable weather conditions and an early spring, in the performance of our properties in the New York and Washington, DC markets (which was also negatively impacted by a flood in the third fiscal quarter of 2011), and (ii) revenues related to our new restaurant in New York City, Clyde Frazier's Wine and Dine, which opened in March 2012, partially offset by the closure of both The Grill Room property located in New York and the America property located in Washington, DC in the first quarter of fiscal 2012 and the food court operations at the MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, CT in the second quarter of fiscal 2012.

Food and Beverage Sales- Same Store Sales

On a Company-wide basis, same store food and beverage sales increased 4.8% for the year ended September 29, 2012 as compared to the year ended October 1, 2011 as follows:

	Year Ended		Variance	
	September 29, 2012	October 1, 2011	$	%
	(in thousands)			
Las Vegas	$ 57,150	$ 56,521	$ 629	1.1%
New York	34,263	31,425	2,838	9.0%
Washington, DC	16,506	13,826	2,680	19.4%
Atlantic City, NJ	3,485	2,875	610	21.2%
Boston	3,792	4,274	(482)	-11.3%
Connecticut	3,855	3,990	(135)	-3.4%
Florida	15,503	15,524	(21)	-0.1%
Same Store Sales	134,554	128,435	$ 6,119	4.8%
Other	2,360	7,678		
Food and beverage sales	$ 136,914	$ 136,113		

Same store sales in Las Vegas increased by 1.1%, in fiscal 2012 compared to fiscal 2011 primarily as a result of an overall increase in traffic in connection with a general improvement in economic conditions. Same-store sales in New York increased by 9.0% in fiscal 2012 compared to fiscal 2011 primarily as a result of favorable weather conditions and an early spring as compared to the prior year. Same-store sales in Washington, DC (which was negatively impacted by a flood in the third fiscal quarter of 2011) increased by 19.4% in fiscal 2012 compared to fiscal 2011 primarily as a result of favorable weather conditions and an early spring as compared to the prior. Same-store sales in Atlantic City increased by 21.2% in fiscal 2012 compared to 2011 as result of new ownership at *Resorts Casino Hotel* and their significant marketing efforts for the property. Same-store sales in Boston decreased 11.3% during fiscal 2012 compared to 2011 as the location continued to suffer the negative impact of a fire that temporarily closed the property in the second fiscal quarter of 2012. Same store sales in Connecticut decreased 3.4% during fiscal 2012 compared to fiscal 2011 as the property we operate at continues to attempt to attract new customers. Same-store sales in Florida during fiscal 2012 compared to 2011 were relatively flat as expected since the property has matured. Other food and beverage sales consist of sales related to new restaurants opened during the applicable period and sales related to properties that were closed during the period due to lease expiration and therefore not included in discontinued operations.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

Other Revenue

The increase in Other Revenue for fiscal 2012 as compared to fiscal 2011 is primarily due to an increase in purchase service fees.

Costs and Expenses

Costs and expenses from continuing operations for the years ended September 29, 2012 and October 1, 2011 were as follows (in thousands):

	Year Ended September 29, 2012	% to Total Revenues	Year Ended October 1, 2011	% to Total Revenues	Increase (Decrease)	
					$	%
Food and beverage cost of sales	$ 35,157	25.5%	$ 36,742	26.8%	$ (1,585)	-4.3%
Payroll expenses	43,406	31.4%	44,596	32.6%	(1,190)	-2.7%
Occupancy expenses	17,702	12.8%	18,562	13.6%	(860)	-4.6%
Other operating costs and expenses	17,915	13.0%	17,792	13.0%	123	0.7%
General and administrative expenses	9,368	6.8%	9,476	6.9%	(108)	-1.1%
Impairment loss from write-down of long-lived assets	379	0.3%	-	0.0%	379	N/A
Depreciation and amortization	4,110	3.0%	3,969	2.9%	141	3.6%
	$ 128,037		$ 131,137		$ (3,100)	

Food and beverage costs as a percentage of total revenues for the year ended September 29, 2012 decreased as compared to the year ended October 1, 2011 as a result of improved menu costing partially offset by higher commodity prices.

Payroll expenses as a percentage of total revenues for the year ended September 29, 2012 decreased as compared to the year ended October 1, 2011 as a result of higher than expected payroll at The Sporting House in Las Vegas in the prior period combined with a reduction in payroll expenses related to properties that were closed due to lease expiration partially offset by payroll incurred at our new restaurant in New York City, Clyde Frazier's Wine and Dine, which opened in March 2012.

Occupancy expenses as a percentage of total revenues for the year ended September 29, 2012 decreased as compared to the year ended October 1, 2011 as a result of a reduction in costs related to properties that were closed due to lease expiration partially offset by occupancy expenses incurred at our new restaurant in New York City, Clyde Frazier's Wine and Dine, which opened in March 2012.

Other operating costs and expenses as a percentage of total revenues for the year ended September 29, 2012 remained static as compared to the year ended October 1, 2011. A slight increase in total costs were the result of the opening of Clyde Frazier's Wine & Dine in March 2012, partially offset by cost cutting measures implemented in the latter part of fiscal 2011 combined with a reduction in other operating costs and expenses related to properties that were closed due to lease expiration.

General and administrative expenses (which relate solely to the corporate office in New York City) as a percentage of total revenues for the year ended September 29, 2012 decreased as compared to the year ended October 1, 2011 as a result of cost cutting measures implemented in the latter part of fiscal 2011 partially offset by amounts recorded in connection with the former President's separation agreement.

During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant. During the year ended October 1, 2011, the Company recorded an impairment charge of $2,603,000, which represented the estimated fair value of the fixed assets, associated with its food court operations at the MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, CT. Such amount has been reclassified to discontinued operations, along with operating losses of $1,049,000, net of tax, in the Consolidated Statement of Income for the year ended October 1, 2011.

Interest expense was $23,000 in fiscal 2012 and $14,000 in fiscal 2011. Interest income was $33,000 in fiscal 2012 and $17,000 in fiscal 2011. Investments are made in government securities and investment quality corporate instruments.

Other income, which generally consists other rentals and insurance proceeds, was $454,000 and $486,000 for fiscal 2012 and 2011, respectively.

Income Taxes

The provision for income taxes reflects federal income taxes calculated on a consolidated basis and state and local income taxes which are calculated on a separate entity basis. Most of the restaurants we own or manage are owned or managed by a separate legal entity.

For state and local income tax purposes, certain losses incurred by a subsidiary may only be used to offset that subsidiary's income, with the exception of the restaurants operating in the District of Columbia. Accordingly, our overall effective tax rate has varied depending on the level of income and losses incurred at individual subsidiaries.

Our overall effective tax rate in the future will be affected by factors such as the level of losses incurred at our New York City facilities which cannot be consolidated for state and local tax purposes, pre-tax income earned outside of New York City and the utilization of state and local net operating loss carry forwards. Nevada has no state income tax and other states in which we operate have income tax rates substantially lower in comparison to New York. In order to utilize more effectively tax loss carry forwards at restaurants that were unprofitable, we have merged certain profitable subsidiaries with certain loss subsidiaries.

The Revenue Reconciliation Act of 1993 provides tax credits to us for FICA taxes paid on tip income of restaurant service personnel. The net benefit to us was $564,000 in both fiscal 2012 and fiscal 2011.

Liquidity and Capital Resources

Our primary source of capital has been cash provided by operations. We utilize cash generated from operations to fund the cost of developing and opening new restaurants, acquiring existing restaurants owned by others and remodeling existing restaurants we own.

Net cash provided by operating activities for the year ended September 29, 2012 was $13,423,000, compared to $8,530,000 for the prior year. This net change was primarily attributable to the increase in operating income as discussed above.

Net cash used in investing activities for the year ended September 29, 2012 was $5,862,000 and resulted from net proceeds from the sales of investment securities offset by purchases of fixed assets at existing restaurants and the construction of *Clyde Frazier's Wine and Dine* in New York City.

Net cash provided by investing activities for the year ended October 1, 2011 was $2,623,000 and resulted from net proceeds from the sales of investment securities and the inclusion of cash balances from VIEs in the amount of $757,000 partially offset by purchases of fixed assets at existing restaurants and the construction of *The Broadway Burger Bar* located in the New York-New York Hotel & Casino in Las Vegas, NV.

Net cash used in financing activities for the year ended September 29, 2012 of $6,636,000 was principally used for the payment of dividends, purchase of treasury stock and distributions to non-controlling interests.

Net cash used in financing activities for the year ended October 1, 2011 of $5,384,000 was principally used for the payment of dividends and distributions to non-controlling interests.

The Company had a working capital surplus of $4,061,000 at September 29, 2012 as compared to a working capital surplus of $4,080,000 at October 1, 2011. We believe that our existing cash balances, investments and cash provided by operations will be sufficient to meet our liquidity and capital spending requirements at least through the next 12 months.

On December 30, 2011, April 4, 2012, June 29, 2012 and October 2, 2012 the Company paid quarterly cash dividends in the amount of $0.25 per share on the Company's common stock. The Company intends to continue to pay such quarterly cash dividend for the foreseeable future, however, the payment of future dividends is at the discretion of the Company's Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors

In February 2010, we entered into an amendment to the lease for the food court space at the New York-New York Hotel and Casino in Las Vegas, Nevada. Pursuant to this amendment, we agreed to, among other things; commit no less than $3,000,000 to remodel the food court. In exchange for this commitment, the landlord agreed to extend the food court lease for an additional four years. As of September 29, 2012, we have spent approximately $2,150,000 related to this commitment.

On June 7, 2011, we entered into a 10-year exclusive agreement to manage a restaurant and catering service at Basketball City in New York City in exchange for a fee of $1,000,000 (all of which has been paid as of December 29, 2012). Under the terms of the agreement the owner of the property will construct the facility at their expense and we will pay the owner an annual fee based on sales, as defined in the agreement. We expect to begin operating this property within the next 12 months.

On November 28, 2012, we entered into an agreement to design and lease a restaurant at the Tropicana Hotel and Casino in Atlantic City, NJ. The initial term of the lease for this facility will expire 10 years after the date the property first opens for business to the public following its current refurbishment and will have two five-year renewals. We anticipate the restaurant will open during the third quarter of the 2013 fiscal year.

Restaurant Expansion

In August 2010, we entered into an agreement to lease the former ESPN Zone space at the New York-New York Hotel & Casino Resort in Las Vegas and re-open the space under the name The Sporting House. Such lease is cancellable upon 90 days written notice and provides for rent based on profits only. This restaurant opened at the end of October 2010 and we did not invest significant funds to re-open the space.

In the quarter ended January 1, 2011 we combined three fast food outlets located in the *Village Eateries* in the New York-New York Hotel & Casino Resort in Las Vegas into a new restaurant, *The Broadway Burger Bar,* which opened at the end of December 2010.

On March 18, 2011, we entered into a lease agreement to operate a restaurant and bar in New York City named Clyde Frazier's Wine and Dine. In connection with the agreement, the landlord has agreed to contribute up to $1,800,000 towards the construction of the facility (of which $1,500,000 was received as of September 29, 2012), which totaled approximately $7,000,000. The initial term of the lease for this facility expires on March 31, 2027 and has one five-year renewal. This restaurant opened during the second quarter of fiscal 2012 and, as a result, the accompanying Consolidated Statement of Income for the year ended September 29, 2012 includes approximately $1,800,000 of pre-opening and operating losses related to this property.

The opening of a new restaurant is invariably accompanied by substantial pre-opening expenses and early operating losses associated with the training of personnel, excess kitchen costs, costs of supervision and other expenses during the pre-opening period and during a post-opening "shake out" period until operations can be considered to be functioning normally. The amount of such pre-opening expenses and early operating losses can generally be expected to depend upon the size and complexity of the facility being opened.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

We may take advantage of other opportunities we consider to be favorable, when they occur, depending upon the availability of financing and other factors.

Recent Restaurant Dispositions and Charges

Lease Expirations – In the first quarter of fiscal 2011 we were advised by the landlord that we would have to vacate the Gonzalez y Gonzalez property located in New York, NY, which was on a month-to-month lease. The closure of this property occurred on January 31, 2011.

On July 8, 2011, we entered into an agreement with the landlord of The Grill Room property located in New York City, whereby in exchange for a payment of $350,000 we vacated the property on October 31, 2011. Such payment and the related loss on closure of the property, in the amount of $179,000, are included in Other Operating Costs and Expenses in the accompanying Consolidated Statement of Income for the year ended September 29, 2012. This lease was scheduled to expire on December 31, 2011.

In the fourth quarter of fiscal 2011 we were advised by the landlord that we would have to vacate the America property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011. The related loss on closure of this property, in the amount of $186,000, is included in Other Operating Costs and Expenses in the accompanying Consolidated Statement of Income for the year ended September 29, 2012.

Discontinued Operations – Effective March 15, 2012, we vacated our food court operations at the MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, CT as we determined that we would not be able to operate this facility profitably at this location at the current rent. As a result, we recorded a disposal loss in the amount of $270,000, which was recorded during the second quarter of fiscal 2012, as well as operating losses of $155,000 for the year ended September 29, 2012, all of which are included in discontinued operations, net of tax, in the accompanying Consolidated Statement of Income for the year ended September 29, 2012. During the year ended October 1, 2011, we recorded an impairment charge of $2,603,000, which represented the estimated fair value of the fixed assets, associated with this property. Such amount, as well as operating losses of $1,049,000, is included in discontinued operations, net of tax, in the accompanying Consolidated Statement of Income for the year ended October 1, 2011.

During the fourth fiscal quarter of 2010, we closed our Pinch & S'Mac operation located in New York City, and re-concepted the location as Polpette, which featured meatballs and other Italian food. Sales at Polpette failed to reach the level sufficient to achieve the results the Company required. On February 6, 2011, we closed this restaurant and on April 28, 2011 it was sold for $400,000. We realized a loss on the sale of $71,000 which was recorded during the second quarter of fiscal 2011 as well as operating losses of $152,000 for the year ended October 1, 2011, all of which are included in discontinued operations in the accompanying Consolidated Statement of Income.

Other – During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or cash flows for the periods presented in this report.

Certain policies that management believes are critical are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require our most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of our assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of our tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant. Based on the current facts and circumstances, the property does not meet the criteria for held for sale classification. During the year ended October 1, 2011, the Company recorded an impairment charge of $2,603,000, which represented the estimated fair value of the fixed assets, associated with this property. Such amount, as well as operating losses of $1,049,000, is included in discontinued operations in the accompanying Consolidated Statement of Income for the year ended October 1, 2011.

Leases

We recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the option. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. We record rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. Our judgments may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Deferred Income Tax Valuation Allowance

We provide such allowance due to uncertainty that some of the deferred tax amounts may not be realized. Certain items, such as state and local tax loss carryforwards, are dependent on future earnings or the availability of tax strategies. Future results could require an increase or decrease in the valuation allowance and a resulting adjustment to income in such period.

Goodwill and Trademarks

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks, which were acquired in connection with the *Durgin Park* acquisition, are considered to have an indefinite life. Goodwill and trademarks are not amortized, but are subject to impairment analysis at least once annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. At September 29, 2012, the Company performed both a qualitative and quantitative assessment of factors to determine whether further impairment testing is required. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 29, 2012. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events, management expertise and stability at key positions. Additional impairment analyses at future dates may be performed to determine if indicators of impairment are present and, if so, such amount will be determined and the associated charge will be recorded to the Consolidated Statement of Income.

Share-Based Compensation

The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. During fiscal 2012, options to purchase 251,500 shares of common stock were granted and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant. The Company did not grant any options during fiscal 2011. The Company generally issues new shares upon the exercise of employee stock options.

Recent Developments

On October 29, 2012, the Company suffered a flood at its Red and Sequoia properties located in New York, NY as a result of a hurricane. The Company does not expect these properties to reopen as the underlying leases were due to expire in Q2 of 2013. The Company does not expect losses that are not covered by insurance proceeds to have a material impact on its consolidated financial position, results of operations or cash flows.

On November 28, 2012, the Company entered into an agreement to design and lease a restaurant at the Tropicana Hotel and Casino in Atlantic City, NJ. The initial term of the lease for this facility will expire 10 years after the date the property first opens for business to the public following its current refurbishment and will have two five-year renewals. The Company anticipates the restaurant will open during the third quarter of the 2013 fiscal year.

On November 29, 2012, the Board of Directors declared a quarterly dividend of $0.25 per share on the Company's common stock to be paid on December 28, 2012 to shareholders of record at the close of business on December 14, 2012.

Subsequent to September 29, 2012, the Company purchased 14.39% of the members' interests in Ark Hollywood/Tampa Investment, LLC for an aggregate consideration of $2,965,000. The Company now owns 64.39% of this partnership.

Recently Adopted and Issued Accounting Standards

See Notes 1 and 2 of Notes to Consolidated Financial Statements for a description of recent accounting pronouncements, including those adopted in 2012 and the expected dates of adoption and the anticipated impact on the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Market For The Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our Common Stock, $.01 par value, is traded in the over-the-counter market on the Nasdaq National Market under the symbol "ARKR." The high and low sale prices for our Common Stock from October 3, 2010 through September 29, 2012 are as follows:

	High	Low
Calendar 2010		
Fourth Quarter	$ 15.00	$ 14.25
Calendar 2011		
First Quarter	14.74	14.20
Second Quarter	17.39	14.34
Third Quarter	16.61	12.95
Fourth Quarter	14.64	12.70
Calendar 2012		
First Quarter	16.40	13.30
Second Quarter	16.20	14.09
Third Quarter	16.85	14.13

Dividend Policy

On November 23, 2010, March 4, 2011, June 17, 2011, September 8, 2011, December 7, 2011, March 7, 2012, May 29, 2012, September 4, 2012 and November 28, 2012 our Board of Directors declared quarterly cash dividends in the amount of $0.25 per share. We intend to continue to pay such quarterly cash dividends for the foreseeable future; however, the payment of future dividends is at the discretion of our Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Ark Restaurants Corp.

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and Subsidiaries as of September 29, 2012 and October 1, 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended September 29, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ark Restaurants Corp. and Subsidiaries as of September 29, 2012 and October 1, 2011, and their consolidated results of operations and cash flows for each of the two years in the period ended September 29, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Jericho, New York
December 28, 2012

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amounts)

		September 29, 2012		October 1, 2011 (Note 1)
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents (includes $714 at September 29, 2012 and $852 at October 1, 2011 related to VIEs)	$	8,705	$	7,780
Short-term investments in available-for-sale securities		75		2,699
Accounts receivable (includes $1,776 at September 29, 2012 and $1,423 at October 1, 2011 related to VIEs)		3,790		3,678
Employee receivables		339		288
Inventories (includes $28 at September 29, 2012 and $23 at October 1, 2011 related to VIEs)		1,567		1,612
Prepaid and refundable income taxes (includes $235 at September 29, 2012 and $244 at October 1, 2011 related to VIEs)		985		244
Prepaid expenses and other current assets (includes $13 at September 29, 2012 and $9 at October 1, 2011 related to VIEs)		1,087		412
Total current assets		16,548		16,713
FIXED ASSETS - Net (includes $3,189 at September 29, 2012 and $3,660 at October 1, 2011 related to VIEs)		26,194		23,239
INTANGIBLE ASSETS - Net		1,021		629
GOODWILL		4,813		4,813
TRADEMARKS		721		721
DEFERRED INCOME TAXES		4,960		7,253
OTHER ASSETS (includes $71 at September 29, 2012 and October 1, 2011 related to VIEs)		907		893
TOTAL ASSETS	$	55,164	$	54,261
LIABILITIES AND EQUITY				
CURRENT LIABILITIES:				
Accounts payable - trade (includes $153 at September 29, 2012 and $565 at October 1, 2011 related to VIEs)	$	2,729	$	2,522
Accrued expenses and other current liabilities (includes $1,950 at September 29, 2012 and $2,076 at October 1, 2011 related VIEs)		8,873		9,645
Accrued income taxes		-		388
Current portion of note payable		885		78
Total current liabilities		12,487		12,633
OPERATING LEASE DEFERRED CREDIT		4,650		3,442
NOTE PAYABLE, LESS CURRENT PORTION		1,240		-
TOTAL LIABILITIES		18,377		16,075
COMMITMENTS AND CONTINGENCIES				
EQUITY:				
Common stock, par value $.01 per share - authorized, 10,000 shares; issued, 4,601 shares at September 29, 2012 and October 1, 2011, respectively; outstanding, 3,245 shares and 3,495 shares at September 29, 2012 and October 1, 2011, respectively		46		46
Additional paid-in capital		23,410		23,302
Accumulated other comprehensive income		-		3
Retained earnings		22,372		20,128
		45,828		43,479
Less stock option receivable		-		(29)
Less treasury stock, at cost, of 1,356 shares and 1,106 shares at September 29, 2012 and October 1, 2011, respectively		(13,220)		(10,095)
Total Ark Restaurants Corp. shareholders' equity		32,608		33,355
NON-CONTROLLING INTERESTS		4,179		4,831
TOTAL EQUITY		36,787		38,186
TOTAL LIABILITIES AND EQUITY	$	55,164	$	54,261

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

	Year Ended	
	September 29, 2012	October 1, 2011 (Note 1)
REVENUES:		
Food and beverage sales	$ 136,914	$ 136,113
Other revenue	1,114	783
Total revenues	138,028	136,896
COSTS AND EXPENSES:		
Food and beverage cost of sales	35,157	36,742
Payroll expenses	43,406	44,596
Occupancy expenses	17,702	18,562
Other operating costs and expenses	17,915	17,792
General and administrative expenses	9,368	9,476
Impairment loss from write-down of long-lived assets	379	-
Depreciation and amortization	4,110	3,969
Total costs and expenses	128,037	131,137
OPERATING INCOME	9,991	5,759
OTHER (INCOME) EXPENSE:		
Interest expense	23	14
Interest income	(33)	(17)
Other income, net	(454)	(486)
Total other income, net	(464)	(489)
INCOME BEFORE PROVISION FOR INCOME TAXES	10,455	6,248
Provision for income taxes	3,013	1,473
INCOME FROM CONTINUING OPERATIONS	7,442	4,775
Loss from discontinued operations, net of income tax benefits	(292)	(2,471)
CONSOLIDATED NET INCOME	7,150	2,304
Net income attributable to non-controlling interests	(1,661)	(889)
NET INCOME ATTRIBUTABLE TO ARK RESTAURANTS CORP.	$ 5,489	$ 1,415
AMOUNTS ATTRIBUTABLE TO ARK RESTAURANTS CORP.:		
Income from continuing operations	$ 5,748	$ 2,695
Loss from discontinued operations, net of tax	(259)	(1,280)
Net income	$ 5,489	$ 1,415
NET INCOME (LOSS) PER ARK RESTAURANTS CORP. COMMON SHARE:		
From continuing operations:		
Basic	$ 1.75	$ 0.77
Diluted	$ 1.73	$ 0.76
From discontinued operations:		
Basic	$ (0.08)	$ (0.36)
Diluted	$ (0.08)	$ (0.36)
From net income:		
Basic	$ 1.67	$ 0.41
Diluted	$ 1.65	$ 0.40
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic	3,292	3,494
Diluted	3,327	3,525

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED SEPTEMBER 29, 2012 AND OCTOBER 1, 2011
(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Stock Option Receivable	Treasury Stock	Total Ark Restaurants Corp. Shareholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount								
BALANCE - October 2, 2010	4,597	$ 46	$ 23,061	$ 8	$ 22,554	$ (29)	$ (10,095)	$ 35,545	$ 1,895	$ 37,440
Cumulative effect adjustment related to consolidation of variable interest entities upon the adoption of the amendments to ASC Topic 810	-	-	-	-	(348)	-	-	(348)	3,765	3,417
BALANCE - October 3, 2010	4,597	46	23,061	8	22,206	(29)	(10,095)	35,197	5,660	40,857
Net income attributable to Ark Restaurants Corp.	-	-	-	-	1,415	-	-	1,415	-	1,415
Net income attributable to non-controlling interests	-	-	-	-	-	-	-	-	889	889
Unrealized loss on available-for-sale securities	-	-	-	(5)	-	-	-	(5)	-	(5)
Total comprehensive income								1,410	889	2,299
Exercise of stock options	4	-	48	-	-	-	-	48	-	48
Tax benefit on exercise of stock options	-	-	3	-	-	-	-	3	-	3
Stock-based compensation	-	-	190	-	-	-	-	190	-	190
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(1,718)	(1,718)
Payment of dividends - $1.00 per share	-	-	-	-	(3,493)	-	-	(3,493)	-	(3,493)
BALANCE - October 1, 2011	4,601	46	23,302	3	20,128	(29)	(10,095)	33,355	4,831	38,186
Net income attributable to Ark Restaurants Corp.	-	-	-	-	5,489	-	-	5,489	-	5,489
Net income attributable to non-controlling interests	-	-	-	-	-	-	-	-	1,661	1,661
Unrealized loss on available-for-sale securities	-	-	-	(3)	-	-	-	(3)	-	(3)
Total comprehensive income								5,486	1,661	7,147
Write-off of stock option receivable	-	-	-	-	-	29	-	29	-	29
Purchase of treasury stock	-	-	-	-	-	-	(3,125)	(3,125)	-	(3,125)
Stock-based compensation	-	-	108	-	-	-	-	108	-	108
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(2,313)	(2,313)
Payment of dividends - $1.00 per share	-	-	-	-	(3,245)	-	-	(3,245)	-	(3,245)
BALANCE - September 29, 2012	4,601	$ 46	$ 23,410	$ -	$ 22,372	$ -	$ (13,220)	$ 32,608	$ 4,179	$ 36,787

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended September 29, 2012	Year Ended October 1, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net income	$ 7,150	$ 2,304
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Impairment loss from write-down of long-lived assets	379	2,603
Write-off of notes receivable from former president	66	-
Loss on closure of restaurants	365	-
Loss on disposal of discontinued operations	270	71
Deferred income taxes	2,293	(1,104)
Stock-based compensation	108	190
Excess tax benefits related to stock-based compensation	-	(3)
Depreciation and amortization	4,110	4,491
Operating lease deferred credit	1,409	(18)
Changes in operating assets and liabilities:		
Accounts receivable	(112)	182
Inventories	(232)	51
Prepaid, refundable and accrued income taxes	(1,129)	101
Prepaid expenses and other current assets	(675)	142
Other assets	(14)	(406)
Accounts payable - trade	207	(1,233)
Accrued expenses and other liabilities	(772)	1,159
Net cash provided by operating activities	13,423	8,530
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(7,995)	(2,772)
Purchase of management rights	(400)	(600)
Proceeds from sale of discontinued operation	-	400
Consolidated cash balances of VIEs	-	757
Loans and advances made to employees	(175)	(137)
Payments received on employee receivables	87	139
Purchases of investment securities	(441)	(3,145)
Proceeds from sales of investment securities	3,062	7,879
Payments received on long-term receivables	-	102
Net cash provided by (used in) investing activities	(5,862)	2,623
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable	(78)	(224)
Dividends paid	(3,245)	(3,493)
Proceeds from issuance of stock upon exercise of stock options	-	48
Excess tax benefits related to stock-based compensation	-	3
Purchase of treasury shares	(1,000)	-
Distributions to non-controlling interests	(2,313)	(1,718)
Net cash used in financing activities	(6,636)	(5,384)
NET INCREASE IN CASH AND CASH EQUIVALENTS	925	5,769
CASH AND CASH EQUIVALENTS, Beginning of year	7,780	2,011
CASH AND CASH EQUIVALENTS, End of year	$ 8,705	$ 7,780
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 23	$ 12
Income taxes	$ 2,363	$ 1,201
Non-cash investing activity:		
Note payable in connection with purchase of treasury shares	$ 2,125	$ -
Non-cash financing activity:		
Note received in connection with sale of discontinued operation	$ -	$ 100

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of September 29, 2012, Ark Restaurants Corp. and Subsidiaries (the "Company") owned and operated 21 restaurants and bars, 22 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customers and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance. Seven restaurants are located in New York City, three are located in Washington, D.C., seven are located in Las Vegas, Nevada, two are located in Atlantic City, New Jersey, one is located at the Foxwoods Resort Casino in Ledyard, Connecticut and one is located in Boston, Massachusetts. The Las Vegas operations include five restaurants within the New York-New York Hotel & Casino Resort and operation of the hotel's room service, banquet facilities, employee dining room and six food court concepts; one bar within the Venetian Casino Resort as well as three food court concepts; and one restaurant within the Planet Hollywood Resort and Casino. In Atlantic City, New Jersey, the Company operates a restaurant and a bar in the Resorts Atlantic City Hotel and Casino. The operation at the Foxwoods Resort Casino consists of one fast food concept and a restaurant. In Boston, Massachusetts, the Company operates a restaurant in the Faneuil Hall Marketplace. The Florida operations under management include five fast food facilities in Tampa, Florida and seven fast food facilities in Hollywood, Florida, each at a Hard Rock Hotel and Casino.

Basis of Presentation — The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America ("GAAP"). The Company's reporting currency is the United States dollar.

Accounting Period — The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 29, 2012 and October 1, 2011 included 52 weeks.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management's most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of its tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of Ark Restaurants Corp. and all of its wholly owned subsidiaries, partnerships and other entities in which it has a controlling interest. Also included in the consolidated financial statements are certain variable interest entities ("VIEs"). All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications — Certain reclassifications of prior period balances have been made to conform to the current period presentation. In connection with the planned or actual sale or closure of various restaurants, the operations of these businesses have been presented as discontinued operations in the consolidated financial statements. Accordingly, the Company has reclassified its consolidated statement of income for the prior period presented – see Note 4 – Recent Restaurant Dispositions. In addition, the Company made minor reclassifications from common stock to additional paid-in capital that did not impact results of operations, cash flows or earnings per share.

Non-Controlling Interests — Non-controlling interests represent capital contributions, income and loss attributable to the shareholders of less than wholly-owned and consolidated entities.

Seasonality — The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents, investments, receivables, accounts payable, and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes payable is determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such debt.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, deposits with banks and highly liquid investments generally with original maturities of three months or less. Outstanding checks in excess of account balances, typically vendor payments, payroll and other contractual obligations disbursed after the last day of a reporting period are reported as a current liability in the accompanying consolidated balance sheets.

Available-For-Sale Securities — Available-for-sale securities consist primarily of United States Treasury Bills and Notes, all of which have a high degree of liquidity and are reported at fair value, with unrealized gains and losses recorded in Accumulated Other Comprehensive Income. The cost of investments in available-for-sale securities is determined on a specific identification basis. Realized gains or losses and declines in value judged to be other than temporary, if any, are reported in Other income (expense), net. The Company evaluates its investments periodically for possible impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits.

For the years ended September 29, 2012 and October 1, 2011, the Company made purchases from one vendor that accounted for approximately 13% of total purchases in each year.

Accounts Receivable — Accounts receivable is primarily comprised of normal business receivables such as credit card receivables that are paid off in a short period of time and amounts due from the hotels operators where the Company has a location, and are recorded when the products or services have been delivered. The Company reviews the collectability of its receivables on an ongoing basis, and provides for an allowance when it considers the entity unable to meet its obligation.

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of food and beverages, merchandise for sale and other supplies.

Revenue Recognition — Company-owned restaurant sales are comprised almost entirely of food and beverage sales. The Company records revenue at the time of the purchase of products by customers. Included in Other Revenues are purchase service fees which represent commissions earned by a subsidiary of the Company for providing purchasing services to other restaurant groups.

The Company offers customers the opportunity to purchase gift certificates. At the time of purchase by the customer, the Company records a gift certificate liability for the face value of the certificate purchased. The Company recognizes the revenue and reduces the gift certificate liability when the certificate is redeemed. The Company does not reduce its recorded liability for potential non-use of purchased gift cards. The Company also issues gift cards to service providers and to others for no consideration. Costs associated with these issuances are recognized at the time of redemption.

Additionally, the Company presents sales tax on a net basis in its consolidated financial statements.

Fixed Assets — Leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 30 years. For leases with renewal periods at the Company's option, if failure to exercise a renewal option imposes an economic penalty to the Company, management may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of appropriate estimated useful lives. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major replacements and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Income.

The Company includes in construction in progress improvements to restaurants that are under construction. Once the projects have been completed, the Company begins depreciating and amortizing the assets. Start-up costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

Intangible Assets — Intangible assets consist principally of purchased leasehold rights, operating rights and covenants not to compete. Costs associated with acquiring leases and subleases, principally purchased leasehold rights, and operating rights have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements, which range from 9 to 20 years. Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period, typically five years.

Long-lived Assets — Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis. See Note 6 for a discussion of impairment charges for long-lived assets recorded in fiscal 2012. See Note 4 for a discussion of impairment charges for long-lived assets recorded in fiscal 2011.

Goodwill and Trademarks — Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks, which were acquired in connection with the *Durgin Park* acquisition, are considered to have an indefinite life. Goodwill and trademarks are not amortized, but are subject to impairment analysis at least once annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. At September 29, 2012, the Company performed both a qualitative and quantitative assessment of factors to determine whether further impairment testing is required. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 29, 2012. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events, management expertise and stability at key positions. Additional impairment analyses at future dates may be performed to determine if indicators of impairment are present, and if so, such amount will be determined and the associated charge will be recorded to the Consolidated Statements of Income.

Leases — The Company recognizes rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company would incur an economic penalty for not exercising the option. Tenant allowances are included in the straight-line calculations and are being deferred over the lease term and reflected as a reduction in rent expense. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. The Company records rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. The judgments of the Company may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Occupancy Expenses — Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Defined Contribution Plans — The Company offers a defined contribution savings plan (the "Plan") to all of its full-time employees. Eligible employees may contribute pre-tax amounts to the Plan subject to the Internal Revenue Code limitations. Company contributions to the Plan are at the discretion of the Board of Directors. During the years ended September 29, 2012 and October 1, 2011, the Company did not make any contributions to the Plan.

Income Taxes — Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Non-controlling interests relating to the income or loss of consolidated partnerships includes no provision for income taxes as any tax liability related thereto is the responsibility of the individual minority investors.

Income Per Share of Common Stock — Basic net income per share is calculated on the basis of the weighted average number of common shares outstanding during each period. Diluted net income per share reflects the additional dilutive effect of potentially dilutive shares (principally those arising from the assumed exercise of stock options).

Share-based Compensation — The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Upon exercise of options, excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

During fiscal 2012, options to purchase 251,500 shares of common stock were granted at an exercise price of $14.40 per share and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant. Such options had an aggregate grant date fair value of approximately $646,000. The Company did not grant any options during the fiscal year 2011. The Company generally issues new shares upon the exercise of employee stock options.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of the Company's stock, the expected life of the options and the risk free interest rate. The assumptions used for the 2012 grant include a risk free interest rate of 1.67%, volatility of 36.2%, a dividend yield of 6.13% and an expected life of 6.25 years.

New Accounting Standards Adopted in Fiscal 2012 — In May 2011, the Financial Accounting Standards Board (the "FASB") issued guidance that amends GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards ("IFRS"). The amendments changed the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The provisions of this guidance, which were adopted effective for the Company's quarter ended March 31, 2012, did not have a material impact on the Company's consolidated results of operations, financial condition or disclosures.

In September 2011, the FASB issued new accounting guidance intended to simplify how an entity tests goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The early adoption of this guidance during fiscal 2012 did not have a material impact on the Company's consolidated financial condition or results of operations.

New Accounting Standards Not Yet Adopted — In June 2011, the FASB issued new accounting guidance on the presentation of other comprehensive income. The new guidance eliminates the current option to present the components of other comprehensive income as part of the statement of changes in equity. Instead, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. Full retrospective application is required. As the new accounting guidance will only amend the presentation requirements of other comprehensive income, the Company does not expect the adoption to have a significant impact on its consolidated financial condition or results of operations.

In December 2011, the FASB issued amended standards to increase the prominence of offsetting assets and liabilities reported in financial statements. These amendments require an entity to disclose information about offsetting and the related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. These amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. These revised standards are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. These amended standards may require additional footnote disclosures for these enhancements; however they will not affect our consolidated financial position or results of operations.

2. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Upon adoption of new accounting guidance for VIEs on October 3, 2010, the Company determined that it is the primary beneficiary of two VIEs which had not been previously consolidated, Ark Hollywood/Tampa Investment, LLC and Ark Connecticut Investment, LLC. The new guidance requires that a single party (including its related parties and de facto agents) be able to exercise their rights to remove the decision maker in order for the "kick-out" rights to be considered substantive. Previously, a simple majority of owners that could exercise kick-out rights was considered a substantive right. This change resulted in the need for consolidation.

The assets and liabilities associated with the Company's consolidation of VIEs are as follows:

	September 29, 2012	October 1, 2011
	(in thousands)	
Cash and cash equivalents	$ 714	$ 852
Accounts receivable	1,776	1,423
Inventories	28	23
Prepaid income taxes	235	244
Prepaid expenses and other current assets	13	9
Due from Ark Restaurants Corp. and affiliates (1)	288	410
Fixed assets, net	3,189	3,660
Other long-term assets	71	71
Total assets	$ 6,314	$ 6,692
Accounts payable	$ 153	$ 565
Accrued expenses and other current liabilities	1,950	2,076
Total liabilities	2,103	2,641
Equity of variable interest entities	4,211	4,051
Total liabilities and equity	$ 6,314	$ 6,692

(1) Amounts due from Ark Restaurants Corp. and affiliates are eliminated upon consolidation.

The liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets.

3. RECENT RESTAURANT EXPANSION

In August 2010, the Company entered into an agreement to lease the former ESPN Zone space at the New York-New York Hotel & Casino Resort in Las Vegas and re-open the space under the name *The Sporting House*. Such lease is cancellable upon 90 days written notice and provides for rent based on profits only. This restaurant opened at the end of October 2010 and the Company did not invest significant funds to re-open the space.

In the quarter ended January 1, 2011, the Company combined three fast food outlets located in the *Village Eateries* in the New York-New York Hotel & Casino Resort in Las Vegas into a new restaurant, *The Broadway Burger Bar*, which opened at the end of December 2010.

On March 18, 2011, a subsidiary of the Company entered into a lease agreement to operate a restaurant and bar in New York City named *Clyde Frazier's Wine and Dine*. In connection with the agreement, the landlord has agreed to contribute up to $1,800,000 towards the construction of the facility (of which $1,500,000 was received as of September 29, 2012 and is being deferred over the lease term), which totaled approximately $7,000,000. The initial term of the lease for this facility expires on March 31, 2027 and has one five-year renewal. This restaurant opened during the second quarter of fiscal 2012 and, as a result, the Consolidated Statement of Income for the year ended September 29, 2012 includes approximately $1,800,000 of pre-opening and operating losses related to this property.

4. RECENT RESTAURANT DISPOSITIONS

Lease Expirations – The Company was advised by the landlord that it would have to vacate the *Gonzalez y Gonzalez* property located in New York, NY, which was on a month-to-month lease. The closure of this property occurred on January 31, 2011 and did not result in a material charge.

On July 8, 2011, the Company entered into an agreement with the landlord of *The Grill Room* property located in New York City, whereby in exchange for a payment of $350,000 the Company vacated the property on October 31, 2011. Such payment and the related loss on closure of the property, in the amount of $179,000, are included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012. This lease was scheduled to expire on December 31, 2011.

The Company was advised by the landlord that it would have to vacate the *America* property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011. The related loss on closure of this property, in the amount of $186,000, is included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012.

Discontinued Operations – Effective March 15, 2012, the Company vacated its food court operations at the MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, CT. The Company determined that it would not be able to operate this facility profitably at this location at the current rent. As a result, the Company recorded a disposal loss in the amount of $270,000, which was recorded during the second quarter of fiscal 2012, as well as operating losses of $155,000 for the year ended September 29, 2012, all of which are included in discontinued operations, net of tax, in the Consolidated Statement of Income for the year ended September 29, 2012. During the year ended October 1, 2011, the Company recorded an impairment charge of $2,603,000, which represented the estimated fair value of the fixed assets, associated with this property. Such amount, as well as operating losses of $1,049,000, is included in discontinued operations, net of tax, in the Consolidated Statement of Income for the year ended October 1, 2011. Included in the Net (Income) Loss Attributable to Non-controlling Interests line item in the accompanying Consolidated Statement of Income for the years ended September 29, 2012 and October 1, 2011 are losses of $33,000 and $1,191,000, respectively, attributable to the limited partners in this property.

During the fourth fiscal quarter of 2010, the Company closed its *Pinch & S'Mac* operation located in New York City, and re-concepted the location as *Polpette*, which featured meatballs and other Italian food. Sales at *Polpette* failed to reach the level sufficient to achieve the results the Company required. On February 6, 2011, the Company closed this restaurant and on April 28, 2011 it was sold for $400,000. The Company realized a loss on the sale of $71,000 which was recorded during the second quarter of fiscal 2011 as well as operating losses of $152,000 for the year ended October 1, 2011, all of which are included in discontinued operations in the Consolidated Statement of Income.

The results of discontinued operations were as follows:

	Year Ended	
	September 29, 2012	**October 1, 2011**
	(In thousands)	
Revenues	$ 910	$ 2,744
Costs and expenses	1,335	6,619
Loss before income taxes	(425)	(3,875)
Income tax benefit	(133)	(1,404)
Net loss	$ (292)	$ (2,471)

5. INVESTMENT SECURITIES

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value, as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following available-for-sale securities are re-measured to fair value on a recurring basis and are valued using Level 1 inputs and the market approach as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
		(In thousands)		
At September 29, 2012				
Available-for-sale short-term:				
Government debt securities	$ 75	$ -	$ -	$ 75

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
		(In thousands)		
At October 1, 2011				
Available-for-sale short-term:				
Government debt securities	$ 2,696	$ 3	$ -	$ 2,699

At September 29, 2012, all of the Company's government debt securities mature within fiscal year 2013.

6. FIXED ASSETS

Fixed assets consist of the following:

	September 29, 2012	October 1, 2011
	(In thousands)	
Leasehold improvements	$ 41,028	$ 36,472
Furniture, fixtures and equipment	34,161	34,144
Construction in progress	-	587
	75,189	71,203
Less: accumulated depreciation and amortization	48,995	47,964
	$ 26,194	$ 23,239

Depreciation and amortization expense related to fixed assets for the year ended September 29, 2012 was $4,102,000. Depreciation and amortization expense related to fixed assets for the year ended and October 1, 2011 was $4,483,000 of which $3,961,000 is included in costs and expenses and $522,000 is included discontinued operations.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant.

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 29, 2012	October 1, 2011
	(In thousands)	
Purchased leasehold rights (a)	$ 2,343	$ 2,343
Operating rights (b)	1,000	600
Noncompete agreements and other	283	322
	3,626	3,265
Less accumulated amortization	2,605	2,636
Total intangible assets	$ 1,021	$ 629

(a) Purchased leasehold rights arose from acquiring leases and subleases of various restaurants.

(b) Amounts paid in connection with *Basketball City* agreement – see Note 10.

Amortization expense related to intangible assets for each of the years ended September 29, 2012 and October 1, 2011 was $8,000.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 29, 2012	October 1, 2011
	(In thousands)	
Sales tax payable	$ 852	$ 953
Accrued wages and payroll related costs	1,475	2,325
Customer advance deposits	2,811	2,180
Accrued occupancy and other operating expenses	3,735	4,187
	$ 8,873	$ 9,645

9. NOTE PAYABLE FOR TREASURY STOCK REPURCHASE

On December 12, 2011, the Company, in a private transaction, purchased 250,000 shares of its common stock at a price of $12.50 per share, or a total of $3,125,000. Upon the closing of the purchase, the Company paid the seller $1,000,000 in cash and issued an unsecured promissory note to the seller for $2,125,000. The note bears interest at 0.19% per annum and is payable in 24 equal monthly installments of $88,541, commencing on December 1, 2012.

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2032. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurants' sales in excess of stipulated amounts at such facility and in one instance based on profits.

In February 2010, we entered into an amendment to the lease for the food court space at the New York-New York Hotel and Casino in Las Vegas, Nevada. Pursuant to this amendment, we agreed to, among other things; commit no less than $3,000,000 to remodel the food court. In exchange for this commitment, the landlord agreed to extend the food court lease for an additional four years. As of September 29, 2012, the Company has spent approximately $2,150,000 related to this commitment.

As of October 1, 2011, future minimum lease payments under noncancelable leases are as follows:

Fiscal Year	Amount (In thousands)
2013	$ 8,379
2014	8,049
2015	7,383
2016	6,816
2017	5,571
Thereafter	30,673
Total minimum payments	$ 66,871

In connection with certain of the leases included in the table above, the Company obtained and delivered irrevocable letters of credit in the aggregate amount of $419,000 as security deposits under such leases.

Rent expense from continuing operations was approximately $14,619,000 and $14,856,000 for the fiscal years ended September 29, 2012 and October 1, 2011, respectively. Contingent rentals, included in rent expense, were approximately $5,055,000 and $4,968,000 for the fiscal years ended September 29, 2012 and October 1, 2011, respectively.

Legal Proceedings — In the ordinary course its business, the Company is a party to various lawsuits arising from accidents at its restaurants and worker's compensation claims, which are generally handled by the Company's insurance carriers. The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. Management believes, based in part on the advice of counsel, that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Other — On June 7, 2011, the Company entered into a 10-year exclusive agreement to manage a yet to be constructed restaurant and catering service at *Basketball City* in New York City in exchange for a fee of $1,000,000 (all of which has been paid as of September 29, 2012 and is included in Intangible Assets in the accompanying Consolidated Balance Sheet). Under the terms of the agreement the owner of the property will construct the facility at their expense and the Company will pay the owner an annual fee based on sales, as defined in the agreement. The Company expects to begin operating this property within the next 12 months.

11. STOCK OPTIONS

The Company has options outstanding under two stock option plans, the 2004 Stock Option Plan (the "2004 Plan) and the 2010 Stock Option Plan (the "2010 Plan"), which was approved by shareholders in the second quarter of 2010. Effective with this approval the Company terminated the 2004 Plan. This action terminated the 400 authorized but unissued options under the 2004 Plan, but it did not affect any of the options previously issued under the 2004 Plan. Options granted under the 2004 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant.

The 2010 Stock Option Plan is the Company's only equity compensation plan currently in effect. Under the 2010 Stock Option Plan, 500,000 options were authorized for future grant. Options granted under the 2010 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant.

During fiscal 2012, options to purchase 251,500 shares of common stock were granted and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant.

The following table summarizes stock option activity under all plans:

	2012			2011		
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, beginning of year	396,600	$ 22.82		421,064	$ 22.88	
Options:						
Granted	251,500	$ 14.40		-		
Exercised	-			(3,964)	$ 12.04	
Canceled or expired	-			(20,500)	$ 26.13	
Outstanding and expected to vest, end of year (a)	648,100	$ 19.56	$1,415,116	396,600	$ 22.82	$ 202,642
Exercisable, end of year (a)	396,600	$ 22.82	$ 798,941	396,600	$ 22.82	$ 202,642
Weighted average remaining contractual life	6.5 Years			5.5 Years		
Shares available for future grant	248,500			500,000		

(a) Options become exercisable at various times and expire at various dates through 2022.

The following table summarizes information about stock options outstanding as of September 29, 2012 (shares in thousands):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)
$12.04	166,100	$ 12.04	6.6	166,100	$ 12.04	6.6
$14.40	251,500	$ 14.40	9.7	-		
$29.60	140,500	$ 29.60	2.2	140,500	$ 29.60	2.2
$32.15	90,000	$ 32.15	4.2	90,000	$ 32.15	4.2
	648,100	$ 19.56	6.5	396,600	$ 22.82	4.5

Compensation cost charged to operations for the fiscal years ended 2012 and 2011 for share-based compensation programs was approximately $108,000 and $190,000, respectively. The compensation cost recognized is classified as a general and administrative expense in the Consolidated Statements of Income.

As of September 29, 2012, there was approximately $538,000 of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a period of approximately two years.

12. INCOME TAXES

The provision for income taxes attributable to continuing operations consists of the following:

	Year Ended	
	September 29, 2012	October 1, 2011
	(In thousands)	
Current provision:		
Federal	$ 469	$ 848
State and local	251	907
	720	1,755
Deferred provision:		
Federal	3,140	240
State and local	(847)	(522)
	2,293	(282)
	$ 3,013	$ 1,473

The effective tax rate differs from the U.S. income tax rate as follows:

	Year Ended	
	September 29, 2012	October 1, 2011
	(In thousands)	
Provision at Federal statutory rate (34% in 2012 and 2011)	$ 3,555	$ 2,124
State and local income taxes, net of tax benefits	312	109
Tax credits	(565)	(503)
Income attributable to non-controlling interest	(576)	(302)
Other	287	45
	$ 3,013	$ 1,473

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 29, 2012	October 1, 2011
	(In thousands)	
Long-term deferred tax assets (liabilities):		
State net operating loss carryforwards	$ 3,357	$ 2,607
Operating lease deferred credits	1,069	1,228
Depreciation and amortization	(358)	538
Deferred compensation	1,431	1,172
Partnership investments	(413)	1,948
Other	108	122
Total long-term deferred tax assets	5,194	7,615
Valuation allowance	(234)	(362)
Total net deferred tax assets	$ 4,960	$ 7,253

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The deferred tax valuation allowance of $234,000 and $362,000 as of September 29, 2012 and October 1, 2011, respectively, was attributable to state and local net operating loss carryforwards which are not realizable on a more-likely-than-not basis.

A reconciliation of the beginning and ending amount of unrecognized tax benefits excluding interest and penalties is as follows:

	September 29, 2012	October 1, 2011
	(In thousands)	
Balance at beginning of year	$ 209	$ 209
Reductions due to settlements with taxing authorities	-	-
Reductions as a result of a lapse of the statute of limitations	-	-
Interest accrued during the current year	-	-
Balance at end of year	$ 209	$ 209

The entire amount of unrecognized tax benefits if recognized would reduce our annual effective tax rate. As of September 29, 2012, the Company accrued approximately $108,000 of interest and penalties. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems.

The Company files tax returns in the U.S. and various state and local jurisdictions with varying statutes of limitations. An examination of the Company's Federal tax returns for the fiscal years 2008 and 2009 was recently completed by the Internal Revenue Service and did not result in a material adjustment to the Company's consolidated financial position or results of operations. The 2010 and 2011 fiscal years remain subject to examination by the Internal Revenue Service. The 2008 through 2011 fiscal years generally remain subject to examination by most state and local tax authorities.

13. OTHER INCOME

Other income consists of the following:

	Year Ended	
	September 29, 2012	October 1, 2011
	(In thousands)	
Video arcade sales	$ 74	$ 103
Other rentals	35	106
Insurance proceeds	325	225
Other	20	52
	$ 454	$ 486

14. INCOME PER SHARE OF COMMON STOCK

A reconciliation of the numerators and denominators of the basic and diluted per share computations for the fiscal years ended September 29, 2012 and October 1, 2011 follows:

	Net Income (Loss) Attributable to Ark Restaurants Corp. (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Year ended September 29, 2012			
From continuing operations:			
Basic EPS	$ 5,748	3,292	$ 1.75
Stock options	-	35	(0.02)
Diluted EPS	$ 5,748	3,327	$ 1.73
From discontinued operations:			
Basic EPS	$ (259)	3,292	$ (0.08)
Stock options	-	35	-
Diluted EPS	$ (259)	3,327	$ (0.08)
From net income:			
Basic EPS	$ 5,489	3,292	$ 1.67
Stock options	-	35	(0.02)
Diluted EPS	$ 5,489	3,327	$ 1.65
Year ended October 1, 2011			
From continuing operations:			
Basic EPS	$ 2,695	3,494	$ 0.77
Stock options	-	31	(0.01)
Diluted EPS	$ 2,695	3,525	$ 0.76
From discontinued operations:			
Basic EPS	$ (1,280)	3,494	$ (0.36)
Stock options	-	31	-
Diluted EPS	$ (1,280)	3,525	$ (0.36)
From net income:			
Basic EPS	$ 1,415	3,494	$ 0.41
Stock options	-	31	(0.01)
Diluted EPS	$ 1,415	3,525	$ 0.40

For the year ended September 29, 2012, options to purchase 166,100 shares of common stock at a price of $12.04 and options to purchase 251,500 shares of common stock at a price of $14.40 were included in diluted earnings per share. Options to purchase 140,500 shares of common stock at a price of $29.60 and options to purchase 90,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be anti-dilutive.

For the year ended October 1, 2011, options to purchase 166,100 shares of common stock at a price of $12.04 were included in diluted earnings per share. Options to purchase 140,500 shares of common stock at a price of $29.60 and options to purchase 90,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be anti-dilutive.

15. RELATED PARTY TRANSACTIONS

The Company's former President and Chief Operating Officer resigned effective January 1, 2012. In connection therewith, the Company forgave loans due totaling $66,000 ($29,000 for stock option exercises receivable and $37,000 for other loans) and has recorded additional compensation in the amount of $475,400 in accordance with his separation agreement and release. Such amounts are included in General and Administrative Expenses in the Consolidated Condensed Statement of Income for the year ended September 29, 2012.

Receivables due from the former President, excluding stock option receivables, totaled $37,000 at October 1, 2011. Such amount was forgiven during the year ended September 29, 2012 in connection with his resignation. Other employee loans totaled approximately $339,000 and $251,000 at September 29, 2012 and October 1, 2011, respectively. Such amounts are payable on demand and bear interest at the minimum statutory rate (0.19% at September 29, 2012 and 0.16% at October 1, 2011).

16. SUBSEQUENT EVENTS

On October 29, 2012, the Company suffered a flood at its Red and Sequoia properties located in New York, NY as a result of a hurricane. The Company does not expect these properties to reopen as the underlying leases were due to expire in Q2 of fiscal 2013. The Company does not expect losses that are not covered by insurance proceeds to have a material impact on its consolidated financial position, results of operations or cash flows.

On November 28, 2012, the Company entered into an agreement to design and lease a restaurant at the Tropicana Hotel and Casino in Atlantic City, NJ. The initial term of the lease for this facility will expire 10 years after the date the property first opens for business to the public following its current refurbishment and will have two five-year renewals. The Company anticipates the restaurant will open during the third quarter of the 2013 fiscal year.

On November 29, 2012, the Board of Directors declared a quarterly dividend of $0.25 per share on the Company's common stock to be paid on December 28, 2012 to shareholders of record at the close of business on December 14, 2012.

Subsequent to September 29, 2012, the Company purchased 14.39% of the member's interests in Ark Hollywood/Tampa Investment, LLC for an aggregate consideration of $2,965,000. The Company now owns 64.39% of this partnership.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael Weinstein
Chairman and Chief Executive Officer

Robert J. Stewart
Chief Financial Officer and Treasurer

Vincent Pascal
Senior Vice President --- Chief Operating Officer

Paul Gordon
Senior Vice President --- Director of Las Vegas Operations

Marcia Allen
Chief Executive Officer, Allen & Associates

Bruce R. Lewin
Chairman and President, Continental Hosts, Ltd.

Steve Shulman
President, Managing Director, Hampton Group Inc.

Arthur Stainman
Senior Managing Director, First Manhattan Co.

Stephen Novick
Senior Advisor, Andrea and Charles Bronfman Philanthropies

EXECUTIVE OFFICE

85 Fifth Avenue
New York, NY 10003
(212) 206-8800

AUDITORS

Cohn Reznick LLP
1212 Avenue of the Americas
New York, NY 10036

TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

ARK RESTAURANTS CORP.

85 Fifth Avenue
New York, New York 10003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on March 19, 2013

To Shareholders of
ARK RESTAURANTS CORP.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Ark Restaurants Corp. (the "Company") will be held on March 19, 2013 at 10:00 A.M., New York City time, at Bryant Park Grill, located at 25 West 40th Street, New York, New York, for the following purposes:

(1) To elect a board of nine directors;

(2) To ratify the appointment of Cohn Reznick LLP ("Cohn"), formerly known as J.H. Cohn LLP, as independent auditors for the 2013 fiscal year; and

(3) To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 11, 2013, as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting. All shareholders are cordially invited to attend.

YOU ARE REQUESTED, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING, TO DATE, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW THE PROXY AND VOTE YOUR OWN SHARES.

By Order of the Board of Directors,

Oona Cassidy
In-House Counsel, Secretary

New York, New York
February 22, 2013

ARK RESTAURANTS CORP.

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Ark Restaurants Corp., a New York corporation ("Ark" or the "Company") to be held at Bryant Park Grill, located at 25 West 40th Street, New York, New York, at 10:00 A.M., New York City time, on March 19, 2013 and at any adjournment or adjournments thereof (the "Meeting"). This proxy statement was prepared under the direction of our Board of Directors (the "Board of Directors" or the "Board") to solicit your proxy for use at the annual meeting. This proxy statement and proxy are being first mailed to shareholders on or about February 22, 2013.

Throughout this Proxy Statement, the terms "we," "us," "our" and the "Company" refer to Ark Restaurants Corp. and, unless the context indicates otherwise, our subsidiaries on a consolidated basis; and "you" and "your" refers to the shareholders of our Company.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on March 19, 2013.

This Proxy Statement, the form of proxy and the Company's Annual Report are available at ***www.cstproxy.com/arkrestaurants/2013/proxy and www.cstproxy.com/arkrestaurants/2013/ar2012***

Who may attend the annual meeting?

All shareholders of record at the close of business on February 11, 2013 (the "Record Date"), or their duly appointed proxies, and our invited guests may attend the Meeting.

Who may vote?

You may vote if you owned our common stock as of the close of business on the Record Date. Each share of your common stock is entitled to one vote on each of the proposals scheduled for vote at the Meeting. As of the Record Date, there were 3,244,845 shares of common stock outstanding and entitled to vote at the Meeting.

What will I be voting on?

You will be voting on the following:

- The election of nine (9) directors for a term to expire at the next annual meeting of shareholders;
- The ratification of the selection of Cohn Reznick LLP ("Cohn"), formerly known as J.H. Cohn LLP, as our independent registered public accounting firm for fiscal 2013;

What are the voting recommendations of the Board of Directors?

The Board of Directors recommends that you vote your shares "FOR" each of the nominees named in this proxy statement for election to the Board; and "FOR" ratification of the selection of Cohn as our independent registered public accounting firm for fiscal 2013.

How do I vote?

Return Your Proxy Card By Mail: You may vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided with this proxy statement. The proxy holders will vote your shares according to your directions. If you sign and return your proxy card without specifying choices, your shares will be voted by the persons named in the proxy in accordance with the recommendations of the Board of Directors as set forth in this proxy statement.

Vote at the Meeting: You may cast your vote in person at the Meeting. Written ballots will be passed out to anyone who wants to vote in person at the meeting.

Even if you plan to attend the meeting, you are encouraged to vote your shares by proxy. You may still vote your shares in person at the Meeting even if you have previously voted by proxy. If you are present at the Meeting and desire to vote in person, your vote by proxy will not be used.

What if I hold my shares in "street name"?

You should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet to your broker or nominee. If you provide specific voting instructions by mail, telephone or the Internet, your broker or nominee will vote your shares as you have directed.

Can I change my mind after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Meeting by:

- signing another proxy card with a later date and returning it to us prior to the Meeting;
- giving written notice of revocation to Ark Restaurants Corp., Attention Treasurer, 85 Fifth Avenue, New York, NY 10003; or
- attending the Meeting and voting in person.

If you hold your shares in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Meeting if you obtain a legal proxy from your broker, bank or other nominee.

Who will count the votes?

A representative of our Transfer Agent will count the votes and will serve as the independent inspector of elections.

Will my shares be voted if I do not provide my proxy?

If you are the shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Under the rules of various national and regional securities exchanges, brokers may generally vote on certain, limited "routine" matters, but cannot vote on non-routine matters, such as the non-contested election of directors or an amendment to the Articles of Incorporation or the adoption or amendment of a stock option plan, unless they have received voting instructions from the person for whom they are holding shares. If your broker does not receive instructions from you on how to vote particular shares on matters on which your broker does not have discretionary authority to vote, your broker will return the proxy form to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a "broker non-vote" and will affect the outcome of the voting as described below, under "What vote is required to approve each proposal?" Therefore, we encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. This ensures that your shares will be voted at the meeting.

How many votes must be present to hold the meeting?

A majority of the outstanding shares entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum. Shares of common stock represented in person or by proxy, including shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval, will be counted for purposes of determining whether a quorum is present.

What vote is required to approve each proposal?

In accordance with our bylaws, the nominees for director receiving the highest number of votes cast in person or by proxy at the Meeting (also referred to as a plurality of the votes cast) will be elected. Broker non-votes will not be counted as entitled to vote, but will count for purposes of determining whether or not a quorum is present on the matter. The affirmative vote of a majority of the shares represented in person or by proxy at the annual meeting is required for approval of the proposal to ratify the appointment of Cohn for fiscal 2013.

If you mark your proxy to withhold your vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Therefore, a broker non-vote has no effect on the proposals provided herein to be voted on at the Meeting. Shares that abstain from voting as to a particular matter will not be counted as votes in favor of such matter, and also will not be counted as votes cast or shares voting on such matter. Accordingly, abstentions will not be included in vote totals and will not affect the outcome of the voting for any of the proposals.

Because the votes on the non-binding resolution to approve the compensation of our named executive officers and the frequency of the vote on such compensation are advisory, they will not be binding on the Board of Directors of the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Our directors, director-nominees and executive officers own, directly or indirectly, approximately 48.41% of the voting power entitled to be cast at the Meeting. We anticipate that these directors and executive officers will cast all of their votes in favor of each of the proposals being considered at the Meeting. Shareholders are not entitled to dissenter's rights of appraisal with respect to any of the proposals.

Who will pay for this proxy solicitation?

We will bear the cost of preparing, assembling and mailing the proxy material and of reimbursing brokers, nominees, fiduciaries and other custodians for out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of our shares. A few of our officers and employees may participate in the solicitation of proxies without additional compensation.

Will any other matters be voted on at the Meeting?

As of the date of this proxy statement, our management knows of no other matter that will be presented for consideration at the Meeting other than those matters discussed in this proxy statement. If any other matters properly come before the Meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

What are the deadlines for stockholder proposals for next year's Meeting?

Stockholders may submit proposals on matters appropriate for stockholder action at future annual meetings by following the rules of the Securities and Exchange Commission. Proposals intended for inclusion in next year's proxy statement and proxy card must be received by not later than October 16, 2013. All proposals and notifications should be addressed to Ark Restaurants Corp., Attention Treasurer, 85 Fifth Avenue, New York, NY 10003. Any such shareholder proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Where can I find the voting results?

The preliminary voting results will be announced at the Meeting. The final results will be published in a current report on Form 8-K filed within four (4) business days after the meeting.

What is the Company's website address?

Our website address is *www.arkrestaurants.com.* We make this proxy statement, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") available on our website in the About Ark – Investors – SEC Filings section, as soon as reasonably practicable after electronically filing such material with the United States Securities and Exchange Commission ("SEC").

This information is also available free of charge at the SEC's website located at *www.sec.gov.* Shareholders may also read and copy any reports, statements and other information filed by us with the SEC at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

The references to our website address and the SEC's website address do not constitute incorporation by reference of the information contained in these websites and should not be considered part of this document.

CORPORATE GOVERNANCE; DIRECTOR AND COMMITTEE INFORMATION

Corporate Governance

We seek to follow best practices in corporate governance in a manner that is in the best interests of our business and stockholders. Our current corporate governance principles, including the Code of Ethics and the charters of each of the Audit Committee and Nominating and Governance Committee are all available under About Ark – Investors –Corporate Governance on our website at www.arkrestaurants.com. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the NASDAQ Marketplace Rules. We will continue to modify our policies and practices to meet ongoing developments in this area. Aspects of our corporate governance principles are discussed throughout this Proxy Statement.

Director Independence

The Board has determined that each of the following directors is an "independent director" as such term is defined in NASDAQ Marketplace Rule 4200(a)(15): Bruce R. Lewin, Marcia Allen, Steven Shulman, Arthur Stainman and Stephen Novick. The Company does not utilize any other definition or criteria for determining the independence of a director or nominee, and no other transactions, relationships, or other arrangements exist to the Board's knowledge or were considered by the Board, other than as may be discussed herein, in determining any such director's or nominee's independence.

Board and Committee Meeting Attendance

During the past fiscal year, the Board held four meetings. Each member of the Board attended at least 90% of the meetings of the Board and committees on which he or she served. Independent directors meet at least twice per year without management present.

Board Committees

The Board has delegated various responsibilities and authority to different Board committees. The Board has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee. The Board has appointed only independent directors to such committees. The members of each committee are appointed by the Board and serve one year terms. Committees regularly report on their activities and actions to the full Board of Directors. Each committee has a written charter adopted by the Board of Directors under which it operates.

Compensation Committee

Ms. Allen (Chairperson) and Messrs. Shulman and Stainman currently serve as members of the Compensation Committee of the Board. The Compensation Committee (i) oversees and sets the compensation and benefits arrangements of our Chief Executive Officer and certain other executives; (ii) provides a general review of, and makes recommendations to, the Board of Directors or to our shareholders with respect to our cash-based and equity-based compensation plans; and (iii) implements, administers, operates and interprets our equity-based and similar compensation plans to the extent provided under the terms of such plans. The Compensation

Committee has the authority to make decisions respecting CEO and executive officer compensation matters, including employment and severance contracts, salary, compensation awards and bonuses, among other things, and has the right to retain and terminate compensation consultants, legal counsel and other advisors to assist the committee with its functions. The Committee may delegate authority to subcommittees of the Compensation Committee or to executive officers (with respect to compensation determinations for non-executive officers), as well as delegate authority to the Company's CEO to approve options to employees (who are not directors or executive officers) of the Company or of any subsidiary of the Company, subject to certain quantity, time and price limitations.

The Board of Directors adopted a written charter under which the Compensation Committee operates. The Board of Directors reviews and assesses the adequacy of the charter of the Compensation Committee on an annual basis.

The Compensation Committee held four meetings in fiscal 2012.

Audit Committee

Messrs. Lewin (Chairperson) and Stainman and Ms. Allen currently serve as members of the Audit Committee of the Board of Directors. The Audit Committee is responsible for, among other things, engaging the independent auditors, receiving and reviewing the recommendations of the independent auditors, reviewing consolidated financial statements of the Company, meeting periodically with the independent auditors and Company personnel with respect to the adequacy of internal accounting controls, resolving potential conflicts of interest and reviewing Company's accounting policies.

The Board of Directors has determined that all of the members of the Audit Committee meet the independence criteria for audit committees and have the qualifications set forth in the listing standards of NASDAQ and Rule 10A-3 under the Exchange Act. The Board of Directors has also designated Ms. Allen as an audit committee financial expert within the meaning of Item 401(h) of Regulation S-K under the Exchange Act and the Board of Directors has determined that she has the financial sophistication required under the listing standards of NASDAQ.

The Board of Directors adopted a written charter under which the Audit Committee operates. The Board of Directors reviews and assesses the adequacy of the charter of the Audit Committee on an annual basis.

The Audit Committee held four meetings during fiscal 2012.

Nominating and Corporate Governance Committee

Messrs. Novick (Chairperson), Stainman and Lewin currently serve as members of the Nominating and Corporate Governance Committee of the Board. The Board of Directors adopted a written charter under which the Nominating and Corporate Governance Committee operates. The Nominating and Corporate Governance Committee approved the nomination of the candidates reflected in Proposal One, which candidates were approved by the Board of Directors.

The duties of the Nominating and Corporate Governance Committee are to recommend to the Board nominees to the Board of Directors and its standing committees. Although the Nominating and Corporate Governance Committee has not established minimum qualifications for director candidates, it will consider, among other factors:

- Judgment
- Skill
- Diversity
- Experience with businesses and other organizations of comparable size
- The interplay of the candidate's experience with the experience of other Board members
- The extent to which the candidate would be a desirable addition to the Board and any committees of the Board

The Nominating and Corporate Governance Committee will consider all director candidates recommended by stockholders. Any stockholder who desires to recommend a director candidate may do so in writing, giving each recommended candidate's name, biographical data and qualifications, by mail addressed to the Chairman of the Nominating and Corporate Governance Committee, in care of Ark Restaurants Corp., 85 Fifth Avenue, New York, New York 10003. Members of the Nominating and Corporate Governance Committee will assess potential candidates on a regular basis.

The Nominating and Corporate Governance Committee held one meeting fiscal 2012.

There are no family relationships among any of the directors or executive officers (or any nominee therefor) of the Company, and no arrangements or understandings exist between any director or nominee and any other person pursuant to which such director or nominee was or is to be selected with respect to the election of directors. No director or executive officer (or any nominee therefor or any associate thereof) has any substantial interest, direct or indirect, by security holdings or otherwise, in any proposal or matter to be acted upon at the Meeting (other than the election of directors). There are no events or legal proceedings material to an evaluation of the ability or integrity of any director or executive officer, or any nominee therefor, of the Company. Moreover, no director or executive officer of the Company, nor any nominee, is a party adverse to the Company or has a material interest adverse to the Company in any legal proceeding.

Stockholder Communications

The Board welcomes communications from stockholders, which may be sent to the entire Board at the principal business address of the Company, Ark Restaurants Corp., 85 Fifth Avenue, New York, New York 10003, Attn: Corporate Secretary. Security holder communications are initially screened to determine whether they will be relayed to Board members. Once the decision has been made to relay such communications to Board members, the Secretary will release the communication to the Board on the next business day. Communications that are clearly of a marketing nature, or which are unduly hostile, threatening, illegal or similarly inappropriate will be discarded and, if warranted, subject to appropriate legal action.

Recognizing that director attendance at the Company's annual meetings of stockholders can provide stockholders with an opportunity to communicate with members of the Board of Directors, it is the policy of the Board of Directors to encourage, but not require, the members of the Board to attend such meetings.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that the number of directors constituting the Board of Directors shall not be fewer than three nor more than 15, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the Board. The Board of Directors has fixed the number of directors at nine. The term of office of each director is one year, commencing at this annual meeting and ending at the annual meeting of shareholders to be held in 2014. Each director elected will continue in office until he resigns or until a successor has been elected and qualified. Stockholders cannot vote or submit proxies for a greater number of persons than the nine nominees named in this Proposal One.

Each of the nominees named below is at present a director of the Company and has consented to serve if elected. If any nominee should be unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote in accordance with their judgment. We know of no reason why the nominees would not be able to serve if elected.

The following is a brief account of the business experience during the past five years of each of the Company's directors and executive officers, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment was carried on.

Name	Age	Principal Occupation and Position with the Company	Director Since
Michael Weinstein	69	Chairman of the Board and Chief Executive Officer of the Company	1983
Vincent Pascal	69	Senior Vice President of the Company	1985
Paul Gordon	61	Senior Vice President of the Company	1996
Robert Stewart	56	Chief Financial Officer and Treasurer of the Company	2012
Marcia Allen	62	Chief Executive Officer, Allen & Associates	2003
Bruce R. Lewin	65	Chairman and President, Continental Hosts, Ltd.	2000
Steven Shulman	71	Managing Director, Hampton Group Inc.	2003

Arthur Stainman	70	Senior Managing Director, First Manhattan Co.	2004
Stephen Novick	72	Senior Advisor, Andrea and Charles Bronfman Philanthropies	2005

Biographical Information

Michael Weinstein has been our Chief Executive Officer and a director since our inception in January 1983, was elected Chairman in 2004 and was President of the Company from January 1983 to September 2007. Mr. Weinstein is also the President of each of our subsidiaries. Mr. Weinstein is an officer, director and 29.67% shareholder of RSWB Corp. and a director and 28% owner of BSWR Corp. (since 1998). Mr. Weinstein is also the owner of 30.67% of the membership interests in New Docks LLC. Collectively, these companies operate three restaurants in New York City, and none of these companies is a parent, subsidiary or other affiliate of us. Mr. Weinstein spends substantially all of his business time on Company-related matters.

Vincent Pascal has been employed by us since 1983 and was elected Vice President, Assistant Secretary and a director in 1985. Mr. Pascal became a Senior Vice President in 2001 and Chief Operating Officer in 2011.

Paul Gordon has been employed by us since 1983 and was elected as a director in November 1996 and a Senior Vice President in April 2001. Mr. Gordon is the manager of our Las Vegas operations, and is a Senior Vice President of each of the Company's Las Vegas, Nevada subsidiaries. Prior to assuming that role in 1996, Mr. Gordon was the manager of the Company's operations in Washington, D.C. commencing in 1989.

Robert Stewart has been employed by us since June 2002, was elected Chief Financial Officer effective as of June 24, 2002 and was elected to the Board of Directors in March 2012. For the three years prior to joining us, Mr. Stewart was a Chief Financial Officer and Executive Vice President at Fortis Capital Holdings. For eleven years prior to joining Fortis Capital Holdings, Mr. Stewart held senior financial and audit positions in Skandinaviska Enskilda Banken in their New York, London and Stockholm offices.

Marcia Allen was elected a director of the Company in 2003. For the past five years, Ms. Allen has been the Chief Executive Officer of Allen & Associates Inc., a business and acquisition consulting firm. Also, from December 2001 to August 2002 Ms. Allen served as President and a member of the board of directors of Accesspoint Inc.

Bruce R. Lewin was elected a director of the Company in February 2000. Mr. Lewin has been the President and a director of Continental Hosts, Ltd since August 2001. He was also a founder and board member of Fuze Beverage, LLC. Mr. Lewin was formerly a director of the Bank of Great Neck (in New York), and a former director of the New York City Chapter of the New York State Restaurant Association. He has been owner and President of Bruce R. Lewin Fine Art since 1985.

Steven Shulman was elected a director of the Company in December 2003. During the past five years, Mr. Shulman has been the managing director of Hampton Group, a company engaged in the business of making private investments. Mr. Shulman also serves as a director of various private companies.

Arthur Stainman was elected a director of the Company in 2004. Mr. Stainman is a senior managing director of First Manhattan Co. of New York City, a money management firm, and has over twenty years experience managing money for high net worth individuals. Mr. Stainman is a Trustee of Rider University and sits on the board of several New York based non-profits.

Stephen Novick was elected a director of the Company in 2005. Mr. Novick serves as Senior Advisor for the Andrea and Charles Bronfman Philanthropies, a private family foundation. From 1990 to 2004, Mr. Novick served as Chief Creative Officer of Grey Global Group, an advertising agency. Mr. Novick continues to serve as a consultant for Grey Global Group. He also serves as a member of the Board of Directors of Toll Brothers, Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NAMED NOMINEE.

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has recommended, and the Board of Directors has approved, the appointment of Cohn, an independent registered public accounting firm, to audit our financial statements for the 2013 fiscal year. A representative of Cohn is expected to attend the Meeting and will have an opportunity to make a statement if he or she so desires. He or she will also be available to respond to appropriate questions from our shareholders. For additional information regarding our relationship with Cohn, please see the "Audit Committee Report" below.

Although it is not required to submit this proposal to the shareholders for approval, the Board believes it is desirable that an expression of shareholder opinion be solicited and presents the selection of the independent registered public accounting firm to the shareholders for ratification. If the selection of Cohn is not ratified by shareholders, the Board of Directors will take that into consideration but does not intend to engage another firm. Even if the selection of Cohn is ratified by the shareholders, the Audit Committee in its discretion could decide to terminate the engagement of Cohn and engage another firm if the committee determines that this is necessary or desirable.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF COHN REZNICK LLP AS INDEPENDENT AUDITORS FOR THE COMPANY.

AUDIT COMMITTEE REPORT

The following report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the 1934 Act and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act of 1933 or the 1934 Act.

The Audit Committee evidenced its completion of and compliance with the duties and responsibilities set forth in the adopted Audit Committee Charter through a formal written report dated and executed as of December 18, 2012. A copy of that report is set forth below.

December 18, 2012

The Board of Directors
Ark Restaurants Corp.

Fellow Directors:

The primary purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Corporation's financial reporting process. The Audit Committee conducted its oversight activities for Ark Restaurants Corp. and subsidiaries ("Ark") in accordance with the duties and responsibilities outlined in the audit committee charter. The Audit Committee annually reviews the NASDAQ standard of independence for audit committees and its most recent review determined that the committee meets that standard.

Ark management is responsible for the preparation, consistency, integrity and fair presentation of the financial statements, accounting and financial reporting principles, systems of internal control, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. The Corporation's independent auditors, Cohn Reznick LLP, are responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the Unites States of America.

The Audit Committee, with the assistance and support of the Chief Financial Officer of Ark, has fulfilled its objectives, duties and responsibilities as stipulated in the audit committee charter and has provided adequate and appropriate independent oversight and monitoring of Ark's systems of internal control for the fiscal year ended September 29, 2012.

These activities included, but were not limited to, the following significant accomplishments during the fiscal year ended September 29, 2012:

- Reviewed and discussed the audited financial statements with management and the external auditors.

- Received written disclosures and letter from the external auditors required by Independence Standards Board Standard No. 1, and discussed with the auditors their independence.

In reliance on the Committee's review and discussions of the matters referred to above, the Audit Committee recommends the audited financial statements be included in Ark's Annual Report on Form 10-K for the fiscal year ended September 29, 2012, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Ark Restaurants Corp. Audit Committee

Bruce R. Lewin, Arthur Stainman and Marcia Allen

AUDIT FEES AND SERVICES

During fiscal 2011 and 2012, Cohn served as our independent auditors. The following table presents fees for professional audit services rendered by Cohn for the audit of our annual financial statements for the years ended October 1, 2011, and September 29, 2012, and fees for other services rendered by Cohn during those periods.

	2012	**2011**
Audit Fees	$220,000	$223,500
Audit Related Fees	29,491	50,000
Tax Fees	—	116,019
All Other Fees	—	5,140
Total	249,491	394,659

Audit Fees. Annual audit fees relate to services rendered in connection with the audit of our consolidated annual financial statements and the quarterly reviews of financial statements included in our Forms 10-Q.

Audit Related Fees. Audit related services include fees for SEC registration statement services, benefit plan audits, consultation on accounting standards or transactions, statutory audits, business acquisitions, and assessment of risk management controls in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees. Tax services include fees for tax compliance, tax advice and tax planning.

All Other Fees: Includes other fees or expenses billed for other services not described above rendered to the Company by Cohn during fiscal year 2012

The Audit Committee considers whether the provision of these services is compatible with maintaining the auditor's independence, and has determined such services for fiscal 2011and 2012 were compatible.

We have been advised by Cohn that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditor, as follows: on an ongoing basis, management communicates specific projects and categories of service for which the advance approval of the Audit Committee is requested, and the Audit Committee reviews these requests and advises management if the Committee approves the engagement of the independent auditor. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. All audit-related fees, tax fees and all other fees were approved by the Audit Committee. The projects and categories of service are as follows:

Audit—Annual audit fees relate to services rendered in connection with the audit of our consolidated financial statements and the quarterly reviews of financial statements included in our Forms 10-Q.

Audit Related Services—Audit related services include fees for SEC registration statement services, benefit plan audits, consultation on accounting standards or transactions, statutory audits, and business acquisitions.

Tax—Tax services include fees for tax compliance, tax advice and tax planning.

All Other—fees for all other services provided by Cohn.

EXECUTIVE COMPENSATION

The following table shows information concerning all compensation paid for services to the Company in all capacities during the fiscal years ended October 1, 2011 and September 29, 2012, as to the Chief Executive Officer (its "principal executive officer" or "PEO"), each of the other two most highly compensated executive officers of the Company who served in such capacity at the end of the last two fiscal years (the "Named Executive Officers" or "NEOs"):

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	*Year*	*Salary ($)*	*Bonus ($)*	*Option Award(s) ($)*	*All Other Compensation ($)*	*Total ($)*
Michael Weinstein Chief Executive Officer	2012 2011	$948,320 $905,210	$50,000 $24,000	$69,390 0	0 0	$1,067,710 $ 929,210
Vincent Pascal Senior Vice President Chief Operating Officer	2012 2011	$417,518 $400,348	$30,000 $24,000	$50,115 0	0 0	$497,633 $424,348
Paul Gordon Senior Vice President	2012 2011	$326,848 $313,407	$30,000 $24,000	$50,115 0	96,372(1) 91,153(1)	$503,335 $428,560

(1) 1% of operating profits of the Las Vegas operations as commissions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information on the holdings of stock options by the CEO and NEOs as of September 29, 2012.

	Option Awards			
(a)	(b)	(c)	(e)	(f)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Weinstein Chief Executive Officer	12,500	0	$29.60	12/21/14
	25,000	0	$32.15	12/18/16
	27,000	0	$12.04	05/06/19
	0	27,000(1)	$14.40	06/12/22
Vincent Pascal Senior Vice President Chief Operating Officer	17,500	0	$29.60	12/21/14
	10,000	0	$32.15	12/18/16
	19,500	0	$12.04	05/06/19
	0	19,500(1)	$14.40	06/12/22
Paul Gordon Senior Vice President	17,500	0	$29.60	12/20/14
	10,000	0	$32.15	12/18/16
	19,500	0	$12.04	05/06/19
	0	19,500(1)	$14.40	06/12/22

(1) Each of these options shall vest as follows: (i) 50% on June 12, 2013, and (ii) 50% on June 12, 2014.

DIRECTOR COMPENSATION

The Company uses cash compensation and equity-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of directors.

Compensation Paid to Directors in 2012

In fiscal 2012, the Company paid a fee of $23,624 to each director who was not an officer of the Company. Directors who are also full-time employees of the Company did not receive any director fees. In addition, the independent director who serves as chairman of the Audit Committee of the Board receives an annual retainer fee of $15,000. The independent directors who serve on the Audit, Compensation and Nominating and Corporate Governance Committees, respectively, including the chairman of the Audit Committee, receive $1,050 for each meeting that they attended. Each member of the Board receives an additional $1,200 for each Board meeting that they attended in excess of one per quarter, plus an additional $1,200 if such additional Board meeting attended exceeds four hours. The Company reimburses directors for out-of-pocket expenses incurred in connection with attending Board of Director and committee meetings.

Director Compensation Table

The following table summarizes the compensation earned by or paid to the Company's non-employee directors from the Company for the year ended September 29, 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total
Bruce R. Lewin	$46,406	$12,850	$59,256
Steven Shulman	$29,006	$12,850	$41,856
Marcia Allen	$33,806	$12,850	$46,656
Arthur Stainman	$35,006	$12,850	$47,856
Stephen Novick	$26,606	$12,850	$39,456

1. Each director has 5,000 currently exercisable options at an exercise price of $32.15 per share and 3,500 currently exercisable options at an exercise price of $12.04 per share. In addition each director has 5,000 currently unexercisable options at an exercise price of $14.40 per share.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 28, 2013, with respect to the beneficial ownership of shares of our common stock owned by:

- Each of our directors, our CEO and the other NEOs;
- All directors and executive officers as a group; and
- Each person or entity who is known to us to be the beneficial owner of more than 5% of our common stock.

As of January 28, 2013, our outstanding equity securities consisted of 3,244,845 shares of common stock. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under Securities and Exchange Commission (the "SEC") rules, the number of shares of common stock deemed outstanding includes shares issuable upon the conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of January 28, 2013. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units that may be exercised or settled on or within 60 days of January 28, 2013 are included as outstanding and beneficially owned by that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Michael Weinstein 85 Fifth Avenue New York, New York 10003	1,116,618(2)	33.74%
Bruce R. Lewin 1329A North Avenue New Rochelle, New York 10804	292,681(3)(5)	9.00%
Vincent Pascal 85 Fifth Avenue New York, New York 10003	84,108(4)	2.56%
Steven Shulman P.O. Box 52 Rye Beach, NH 03871	17,800(5)	Less than 1%
Marcia Allen 1112 Montana Avenue, #284 Santa Monica, CA 90403	8,500(5)	Less than 1%
Loeb Partners Corporation 61 Broadway New York, New York 10006	176,790(6)	5.45%
Paul Gordon 85 Fifth Avenue New York, New York 10003	47,000(4)	1.43%
Robert Stewart 85 Fifth Avenue New York, New York 10003	48,800(4)	1.48%
Arthur Stainman 320 East 72nd Street New York, New York 10021	66,950(5)(7)	2.06%
FMR LLC 82 Devonshire Street Boston, MA 02109	224,895(8)	6.93%
Stephen Novick 110 East 59th Street New York, New York 10022	8,500(5)	Less than 1%
All directors and officers as a group (ten persons)	1,690,957(9)	48.41%

(1) Except to the extent otherwise indicated, to the best of the Company's knowledge, each of the indicated persons exercises sole voting and investment power with respect to all shares beneficially owned by him.

(2) Includes 3,649 shares owned by The Weinstein Foundation, a private foundation of which Mr. Weinstein acts as trustee and as to which shares Mr. Weinstein has shared investment and shared voting power, an aggregate of 2,400 shares owned by Mr. Weinstein's minor children and 64,500 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(3) Includes 1,500 shares owned by Mr. Lewin in his Individual Retirement Account ("IRA").

(4) Includes 47,000 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(5) Includes 8,500 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(6) Based upon information set forth in Schedule 13D/A filed by Loeb Partners Corporation ("LPC") with the SEC on or about November 11, 2008. Loeb Arbitrage Management LLC ("LAM") is the general partner of Loeb Arbitrage Fund ("LAF"). LAM is the investment manager of Loeb Arbitrage B Fund LP ("LAFB"). The President and Chief Operating Officer of the general partner is Robert E. Enslein, Jr. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Gideon J. King, Chief Executive Officer, Michael S. Emanuel, Senior Vice President and Secretary and David S. Hampson, Chief Financial Officer. Thomas L. Kempner is the President, Chief Executive Officer and a director of LPC. Loeb Holding Corporation ("LHC") is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder and Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors of LHC. Loeb Offshore Management, LLC ("LOM"), a wholly-owned subsidiary of LHC, is the investment adviser of Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB"). Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. LAM is general partner of Loeb Marathon Fund ("LMF") and investment adviser of Loeb Marathon Offshore Fund Ltd. ("LMOF"). As of November 11, 2008, LAF beneficially owned 59,378 shares, LPC beneficially owned 36,870 shares (including shares purchased for the accounts of customers of LPC as to which LPC has investment discretion), LOF beneficially owned 14,534 shares, LMF beneficially owned 21,573 shares, LMOF beneficially owned 14,486 shares, LAFB beneficially owned 21,727 shares, and LOFB beneficially owned 8,222 shares. The above-referenced shareholders may, therefore, be deemed the beneficial owner of 176,790 shares, or 5.06% of the Company's outstanding Common Stock.

(7) Includes 31,150 shares owned by Mr. Stainman's spouse and 9,200 shares held by investment advisory clients of First Manhattan Co. ("FMC"), as to which FMC and Mr. Stainman, in his capacity as Managing Member of First Manhattan LLC, the sole general partner of FMC, share dispositive and voting power.

(8) Based upon information set forth on Schedule 13G filed by FMR LLC ("FMR") with the SEC on or about February 14, 2013. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 224,895 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low-priced Stock Fund, amounted to 224,895 shares of our common stock. Edward C. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 224,895 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

(9`) Includes 248,000 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NASDAQ Global Market. Officers, directors and greater than ten percent shareholders are required by the Commission's regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such forms it has received, the Company believes that all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal 2012, except for a late Form 5 filing which was filed for Stephen Novick and Form 5 filings which have not yet been filed for Arthur Stainman and Marcia Allen.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following section sets forth certain required information regarding transactions or proposed transactions between the Company and certain related persons for the last two completed fiscal years.

Effective December 31, 2011, Robert Towers, the President, Chief Operating Officer, Treasurer and a Director of the Company announced his intention to retire. The Company and Mr. Towers entered into a Termination and Consulting Agreement (the "Agreement") which is filed as an exhibit to the Company's Form 8-K filed on January 6, 2012. All options held by Mr. Towers will be fully vested and may be exercised until their dates of expiration. Mr. Towers elected to receive a lump sum severance payment of $400,000 equal to his last year's salary, in satisfaction of all obligations of the Company, other than as set forth in the Agreement, and in exchange for his covenants in the Agreement.

The Company agreed to forgive an aggregate of $67,778.13 of indebtedness owed by Mr. Towers to the Company in connection with his receipt of stock options and certain other executive loans. The Company agreed to cover Mr. Towers and his wife under the Company's medical, dental, prescription drugs and supplemental executive health reimbursement program for a period of three years ending December 31, 2014, up to a maximum of $25,000 per year, except if Mr. Towers obtains other employment which provides for medical benefits. The parties released each other from any claims and the Company shall indemnify Mr. Towers from any claims made.

The Company made loans to Robert Towers, President, Chief Operating Officer, and Treasurer of the Company. During fiscal 2011, the largest amount of indebtedness outstanding at any one time with respect to these loans to Mr. Towers was $113,000. At January 25, 2011, Mr. Towers was indebted to the Company in the amount of $29,000 with respect to the loans made to him in connection with the exercise of stock options and $37,000 with respect to certain other executive loans. The loans made to him in connection with the exercise of stock options were repayable on demand and bore interest at prime plus one-half percent. The other executive loans were payable on demand and bore interest at the minimum statutory rate.

Other than as noted above, none of the directors, executive officers or any member of the immediate family of any director or executive officer are indebted to us.

On December 9, 2011, the Company closed the Securities Purchase Agreement with the Estate of Irving Hershkowitz, a holder of greater than 5% of the Company's outstanding Common Stock, pursuant to which the Company purchased 250,000 shares of Common Stock for an aggregate purchase price of $3,125,000. the purchase price was payable as follows: $1,000,000 in cash and a promissory note, in the principal amount of $2,125,000, bearing interest at a rate of 0.19% per annum, and payable in twenty-four (24) equal monthly installments of $88,541.67 per month, commencing on December 1, 2012 and ending on November 1, 2014.

For information on the compensation received by our directors and executive officers of the Company during the 2010 fiscal year, and the beneficial ownership of equity securities of the Company of such individuals, see the "Security Ownership of Certain Beneficial Owners" and "Executive Compensation" sections.

ADDITIONAL INFORMATION

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or us that each of us will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify us by sending a written request to Ark Restaurants Corp., Attention Treasurer, 85 Fifth Avenue, New York, NY 10003.

Other Matters

The Board is not aware of any business to be presented at the Meeting, other than the matters set forth in the notice of Meeting and described in this Proxy Statement. If any other business does lawfully come before the Meeting, it is the intention of the persons named as proxies or agents in the enclosed proxy card to vote on such other business in accordance with their judgment.

Annual Report

This proxy solicitation material has been mailed with the annual report to shareholders for the fiscal year ended September 29, 2012; however, it is not intended that the annual report for fiscal year 2012 be a part of the proxy statement or this solicitation of proxies.

Shareholders are respectfully urged to complete, sign, date and return the accompanying form of proxy in the enclosed envelope.

ARK RESTAURANTS CORP.

By Order of the Board of Directors,

Oona Cassidy
Secretary

New York, New York
February 22, 2013